AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1998

                                                      REGISTRATION NO. 333-28937
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                 POST-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                            APPLE ORTHODONTIX, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

              DELAWARE                                8021                               74-2795193
  (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                         2777 ALLEN PARKWAY, SUITE 700
                              HOUSTON, TEXAS 77019
                                 (713) 852-2500
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ------------------
                                 W. DANIEL COOK
                             SENIOR VICE PRESIDENT
                            APPLE ORTHODONTIX, INC.
                         2777 ALLEN PARKWAY, SUITE 700
                              HOUSTON, TEXAS 77019
                                 (713) 852-2500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
                               ------------------
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 7, 1998

PROSPECTUS

                       [Logo of Apple Orthodontix, Inc.]

                              CLASS A COMMON STOCK

     This Prospectus covers the offer and sale of up to 654,217 shares of Class A Common Stock, par value $.001 per share ("Common Stock"), of Apple Orthodontix, Inc. ("Apple" or the "Company"), which Apple may issue from time to time in connection with future affiliations with orthodontic practices ("Practices") and acquisitions of other businesses and operating assets in business combination transactions (collectively, "Affiliations"). The Common Stock is entitled to one vote per share, and the Class B Common Stock, par value $.001 per share, of the Company ("Class B Stock") is entitled to three-tenths (3/10ths) of a vote per share.

     Apple expects that the terms on which it may issue the shares in Affiliations will be determined through negotiations and that the shares issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an Affiliation agreement is executed or at the time an Affiliation is consummated.

     Apple may require persons receiving Common Stock in connection with Affiliations to hold all or some portion of the Common Stock for varying periods of time. In addition, pursuant to the provisions of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), the volume limitations and certain other requirements of Rule 144 under the Securities Act will apply to resales of those shares by affiliates of the Practices or businesses with which the Company affiliates or which the Company acquires for a period of one year from the date of affiliation or acquisition (or such shorter period as the Securities and Exchange Commission (the "SEC") may prescribe). See "Plan of Distribution."

     As of May 4, 1998, 10,540,016 shares of Common Stock were issued and outstanding. The Common Stock trades on The American Stock Exchange under the
symbol "AOI." On May   , 1998, the last reported sales price of the Common
Stock on The American Stock Exchange was $     per share.

     Apple will pay all expenses of this offering. It does not expect to pay any underwriting discounts or commissions, but may pay finder's fees from time to time with respect to specific Affiliations. Any person receiving any such fee may be deemed to be an underwriter within the meaning of the Securities Act.
                            ------------------------
         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is May   , 1998

                               PROSPECTUS SUMMARY

     UNLESS OTHERWISE INDICATED BY THE CONTEXT, REFERENCES HEREIN TO (I)
"APPLE" OR THE "COMPANY" MEAN APPLE ORTHODONTIX, INC., A DELAWARE
CORPORATION, (II) "AFFILIATED PRACTICES" MEAN THE ORTHODONTIC PRACTICES WITH WHICH THE COMPANY HAS AFFILIATED AND THOSE, IF ANY, WITH WHICH THE COMPANY AFFILIATES IN THE FUTURE, (III) "NEW CASE STARTS" MEAN THE NUMBER OF NEW PATIENTS BEGINNING TREATMENT DURING A PERIOD OF TIME AND (IV) "CASE ACCEPTANCE RATE" MEAN, FOR ANY SPECIFIED PERIOD OF TIME, THE PERCENTAGE OF POTENTIAL PATIENTS WHO UNDERGO AN INITIAL EXAMINATION AT AN ORTHODONTIC PRACTICE AND ELECT TO BEGIN TREATMENT WITH THE EXAMINING ORTHODONTIST.

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK, AND PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

     Apple is a leading provider of practice management services (which exclude the management and delivery of orthodontic services) to orthodontic practices in the United States and Canada. The Company offers its Affiliated Practices a full range of such services designed to facilitate the delivery of high-quality, affordable orthodontic treatment to consumers. The Company's Affiliated Practices benefit from a Company-developed practice operating approach designed to (i) stimulate demand in their local markets by increasing consumer awareness of the benefits, availability and affordability of orthodontic treatment, (ii) improve the productivity and profitability of their practices and (iii) leverage the benefits of orthodontist affiliation by providing basic services that include clinical and financial information management, access to capital and sophisticated technology, group purchasing and comprehensive marketing techniques.

     The Company seeks to grow through affiliating with additional orthodontic practices and developing new offices. It earns revenue by providing management, administrative, development and other services to its Affiliated Practices. As of May 4, 1998, the Company provided management services to 59 orthodontic practices representing 84 orthodontists operating in 18 states in the United States and 3 provinces in Canada.

     The orthodontic services industry is highly fragmented, with over 90% of the approximately 9,000 orthodontists in the United States operating as sole practitioners and approximately 3% being affiliated with public orthodontic practice management companies. The industry currently generates approximately $3.5 billion in annual gross revenues, which have grown steadily at an average rate of 7.5% per year in recent years. Management believes that the potential market for orthodontic services could be significantly increased based on growing acceptance among adult consumers and industry data indicating that only one out of five children who could benefit from orthodontics receives treatment. The traditional orthodontic practice relies primarily on referrals from general dentists.

     Through its practice operating approach, the Company seeks to stimulate productivity and internal growth in its Affiliated Practices. This approach consists principally of (i) implementing practice-building and external marketing programs designed to generate new case starts through increased referrals from existing and former patients and the use of multimedia advertising to stimulate demand for treatment services, (ii) offering more affordable payment plans to patients to broaden the market for orthodontic services, (iii) increasing the operating efficiency of the Affiliated Practices by relieving the orthodontists from various time-consuming administrative responsibilities and realizing economies of scale, (iv) providing a systems-oriented approach to training and education of clinic personnel to improve communications with patients and prospective patients and increase productivity, (v) developing new offices to expand the scope of the geographic markets the Affiliated Practices serve and (vi) utilizing a customized management information system to provide detailed financial and operating data and related analyses to Affiliated Practices and management. The Company believes that its approach has resulted in local market expansion, increased new case starts and practice profitability, greater orthodontist productivity and heightened patient satisfaction in its existing Affiliated Practices.

     The Company is pursuing an aggressive expansion program designed to strengthen its position in its current markets and expand its network of Affiliated Practices into markets it does not currently serve. It intends to expand its network of Affiliated Practices through future affiliations and new office development. Management believes that, because of the highly fragmented nature of the industry, there are numerous orthodontic practices that are attractive candidates to become Affiliated Practices. The Company focuses on candidates having favorable reputations in their local markets and the desire to implement the Company's practice operating approach. It seeks to build on the reputations and relationships of the orthodontists associated with the existing Affiliated Practices to identify and develop candidates to become future Affiliated Practices.

                                  RISK FACTORS

     The Common Stock involves a high degree of risk. See "Risk Factors."

                              RECENT DEVELOPMENTS

     During 1998 (through May 4), the Company has affiliated with 18 additional orthodontists, 14 of which have established Practices. These Practices operate in 13 locations. The total consideration for these affiliations consisted of approximately 404,000 shares of Common Stock and approximately $3.5 million in cash, assumed debt and deferred purchase price.

      On May 5, 1998, the Company announced earnings per share of $0.10 on a basic and diluted basis for the quarter ended March 31, 1998, compared to $0.07 per share on a basic and diluted basis for the prior quarter ended December 31, 1997. It reported net income of $1.3 million in the first quarter of this year, compared with $872,246 in net income in the fourth quarter of 1997.

      The Company also announced that John G. Vondrak, D.D.S., chairman and chief executive officer, has been given the added responsibilities of president and chief operating officer, replacing Robert J. Syverson. Stephen T. Yavorsky, formerly head of real estate operations, has been elected vice president of business development, replacing H. Steven Walton. The Company also announced the election of W. Daniel Cook, currently chief administrative officer, to the position of senior vice president of practice affiliations, with primary responsibility for attracting additional orthodontists to affiliate with the Company. In conjunction with these management changes, the Company announced that it would record a special pretax nonrecurring charge of approximately $3.7 million during the second quarter of 1998, which reflects severance costs associated with these management changes, costs of terminated transaction negotiations and certain other items.

      The Company also announced that has received a commitment to increase its credit facility to $25 million from $15 million, and that the Company's board membership has been increased from five to seven members with the appointment of Richard J. Marxen and Robert L. Brewton.

      In reaction to recent trends in the practice management industry, the Company has changed its estimate of the remaining useful life of its intangible assets to a maximum of a 25-year useful life effective April 1, 1998. These costs have historically been amortized over a period of 30 to 40 years to match the term of the related Service Agreement.

     EXCEPT WHERE OTHERWISE SPECIFIED, INDUSTRY INFORMATION USED IN THIS PROSPECTUS IS DERIVED FROM THE 1997 JOURNAL OF CLINICAL ORTHODONTISTS ORTHODONTIC PRACTICE STUDY ("1997 JCO STUDY"), A BIENNIAL STUDY, AND RELATES TO 1996 UNLESS OTHERWISE INDICATED. THE INFORMATION COMPILED IN THE 1997 JCO STUDY RELATES TO ORTHODONTISTS WHO HAVE COMPLETED ACCREDITED GRADUATE ORTHODONTIC TRAINING PROGRAMS AND NEITHER THAT INFORMATION NOR ANY OTHER INDUSTRY INFORMATION SET FORTH IN THIS PROSPECTUS RELATES TO GENERAL AND SPECIALTY DENTISTS WHO ALSO PERFORM ORTHODONTIC SERVICES.

                             SUMMARY FINANCIAL DATA

     The information set forth below for the year ended December 31, 1997 and for the period from inception of operations (July 15, 1996) through December 31, 1996 is derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The Company believes that comparison of results for 1997 to those for the 1996 period are not meaningful because the Company was effectively not in operation in 1996.

                                                               PERIOD FROM INCEPTION
                                            YEAR ENDED        (JULY 15, 1996) THROUGH
                                        DECEMBER 31, 1997        DECEMBER 31, 1996
                                        ------------------    -----------------------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Management service fee revenues(1)...        $ 19,186                $--
Costs and expenses(2):
     Salaries and benefits...........           8,411                      627
     Orthodontic supplies............           2,352                --
     Rent............................           2,156                       20
     Advertising and marketing.......             484                --
     General and administrative......           3,617                      232
     Depreciation and amortization...             943                        5
     Special compensation and
       consulting expense related to
       issuance of stock(3)..........        --                         23,425
                                        ------------------    -----------------------
          Total costs and expenses...          17,963                   24,309
                                        ------------------    -----------------------
Operating income (loss)..............           1,223                  (24,309)
Interest expense.....................             274                --
Interest and other income............            (207)               --
                                        ------------------    -----------------------
Income (loss) before income tax
provision............................           1,156                  (24,309)
Income tax provision.................             439                --
                                        ------------------    -----------------------
Net income (loss)....................        $    717                $ (24,309)
                                        ==================    =======================
Earnings (loss) per common and common
  equivalent share:
     Basic...........................        $   0.09                $   (7.24)
     Diluted.........................            0.09                    (7.24)
Weighted average shares outstanding:
     Basic...........................           8,132                    3,359
     Diluted.........................           8,344                    3,359

                                                        DECEMBER 31,
                                        ---------------------------------------------
                                               1997                    1996
                                        ------------------    -----------------------
BALANCE SHEET DATA:
Working capital......................        $  2,645                $  (2,324)
Total assets.........................          55,180                    1,461
Long-term debt, net of current
portion..............................             248                --
Stockholders' equity.................          35,493                     (884)

------------

(1) Reflects management service fees since June 1, 1997 from the Practices (the "Founding Affiliated Practices") with which the Company affiliated concurrently with the completion of its initial public offering of Common Stock (the "IPO") on May 29, 1997. Management service fees from Affiliations after the IPO are included from the dates of Affiliation.

(2) Corporate office expenses are included for all periods presented.

(3) Reflects non-recurring charges recorded at $7.00 per share for shares issued to management and advisors of the Company in October and December 1996.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE ACQUIRING ANY OF THE SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS STATEMENTS OF MANAGEMENT'S PLANS AND OBJECTIVES AND OTHER "FORWARD-LOOKING" STATEMENTS THAT INVOLVE A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS. NO ASSURANCE CAN BE GIVEN THAT ACTUAL RESULTS WILL NOT DIFFER MATERIALLY FROM THESE STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE DISCUSSED BELOW. THE ABILITY OF THE COMPANY TO IMPROVE ITS OPERATING RESULTS DEPENDS ON THE EXTENT TO WHICH ITS BUSINESS STRATEGIES FOR GROWTH SUCCEED. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY WILL NOT ENCOUNTER UNFORESEEN COSTS, DELAYS OR IMPEDIMENTS IN IMPLEMENTING THESE STRATEGIES, THAT THESE STRATEGIES WILL PRODUCE THE BENEFITS MANAGEMENT EXPECTS OR THAT THESE STRATEGIES WILL BE SUCCESSFUL.

LIMITED COMBINED OPERATING HISTORY

     The Company was incorporated in July 1996 and conducted no practice management operations before it completed its initial public offering of Common Stock (the "IPO") in May 1997. Because the Company has a limited combined operating history, there can be no assurance that its efforts to integrate the management and administrative functions of the Affiliated Practices will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Service Agreements."

RELIANCE ON AFFILIATED PRACTICES AND ORTHODONTISTS

     The Company receives fees for services provided to the Affiliated Practices under long-term service agreements (the "Service Agreements"). It does not employ orthodontists or control the practice of orthodontics by the orthodontists the Affiliated Practices employ, and its services revenue generally depends on the revenues the Affiliated Practices generate. In some cases, the fees are based on the costs and expenses the Company incurs in connection with providing services. The profitability of the Affiliated Practices and the performance of the individual orthodontists they employ affect the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Service Agreements."

     The revenues of the Affiliated Practices (and, therefore, the success of the Company) depend on the fees their orthodontists generate. Typically, each orthodontist affiliated with an Affiliated Practice enters into an employment agreement, generally with a term ranging from five to seven years, with the professional corporation or association in which that orthodontist owns an equity interest (and which is a party to a Service Agreement). A substantial reduction in the number of orthodontists employed by or associated with the Affiliated Practices could have a material adverse effect on the financial performance of the Company. The ability of the Affiliated Practices to replace existing orthodontists by attracting new orthodontists may be constrained by the limited number of new orthodontists completing post-graduate orthodontic programs each year. In addition, a shortage of available orthodontists with the skills and experience sought by the Company would have a material adverse effect on the Company's expansion opportunities. Failure by the Affiliated Practices to employ a sufficient number of orthodontists (whether by renewals of existing employment agreements or otherwise) would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Industry" and " -- Orthodontist Employment Agreements."

RISKS ASSOCIATED WITH EXPANSION STRATEGY

     The success of the Company's expansion strategy depends on a number of factors, including the Company's ability to (i) identify attractive candidates to become Affiliated Practices, (ii) affiliate with Affiliated Practices on favorable terms, (iii) adapt the Company's structure to comply with present or future legal requirements affecting the Company's arrangements with Affiliated Practices, including regulatory and licensing requirements applicable to orthodontists and their services and facilities, (iv) expand the Company's infrastructure and management to accommodate expansion and (v) obtain suitable financing to facilitate its expansion program. Effecting affiliations can be a lengthy, complex and costly process. There can be no assurance that the Company's expansion strategy will be successful, that modifications to the Company's strategy will not be required, that the Company will be able to provide services effectively and enhance the profitability of additional Affiliated Practices or that the Company will be able to obtain adequate financing on reasonable terms to support its expansion program. Furthermore, using shares of Common Stock as consideration for (or in order to provide financing for) future affiliations could result in significant dilution to then-existing stockholders. In addition, affiliations accounted for as purchases may result in substantial noncash amortization charges for intangible assets in the Company's statements of operations. In this connection, the Company changed, effective April 1, 1998, its estimate of the remaining useful life of its intangible assets in light of recent trends in the practice management industry. From that date, it will use a maximum 25-year useful life for amortizing intangible assets attributable to Affiliations. Prior to that date, these costs were being amortized over a period of 30 to 40 years to match the term of the related Service Agreement. See
" -- Competition," "Management's Discussion and Analysis of Financial
Condition and Results of Operations -- Overview" and "Business -- Strategy."

NEED FOR ADDITIONAL FINANCING

     The Company's expansion strategy requires substantial capital resources. Capital is needed for future Affiliations and the effective integration, operation and expansion of the existing and future Affiliated Practices. In addition, the Affiliated Practices may from time to time require capital for renovation and expansion and for the addition of equipment and technology. The Service Agreements provide for loans by the Company to Affiliated Practices under various circumstances. The extent to which the Company is able or willing to use shares of Common Stock to enter into future affiliations or provide future financing will depend on the market value of the Common Stock from time to time and, in the case of affiliations, the willingness of owners of Practices to accept Common Stock as full or partial payment of the consideration for affiliations. Using shares of Common Stock for these purposes may result in significant dilution to then-existing stockholders. The Company will require additional capital from outside financing sources in order to continue its expansion program. There can be no assurance that the Company will be able to obtain additional funds when needed on satisfactory terms or at all. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The Company faces substantial competition from other companies to establish affiliations with additional orthodontic practices. The Company is aware of a number of other public and private practice management companies focused on orthodontics, as well as several companies pursuing similar strategies in dentistry and other segments of the health care industry. The Company is aware that general dental practice management companies have, or intend to, provide orthodontic services and seek to affiliate with or employ orthodontists. Certain of these competitors have greater financial and other resources than the Company. Additional companies with similar objectives may enter the Company's markets and compete with the Company. In addition, the business of providing orthodontic services is highly competitive in each market in which the Company operates. The Affiliated Practices face local competition from other orthodontists, general dentists and pedodontists (dentists specializing in the care of children's teeth), some of whom have more established practices. Dentists are not restricted by law or any governmental authority from providing orthodontic services. Management believes the increase in recent years in dentists providing orthodontic services has limited the growth of patient case starts performed by orthodontists. There can be no assurance that the Company or the Affiliated Practices will be able to compete effectively, that additional competitors will not enter their markets or that additional competition will not have a material adverse effect on the Company.

GOVERNMENT REGULATION

     Various U.S. federal and state laws and Canadian laws prohibit business corporations such as the Company from engaging in the practice of orthodontics or employing orthodontists to practice orthodontics and prohibit orthodontists from splitting fees with non-orthodontists, as well as certain other activities. The specific restrictions against the corporate practice of orthodontics and the interpretation of those restrictions by state regulatory authorities vary from jurisdiction to jurisdiction. The restrictions are generally designed to prohibit an entity not wholly owned by orthodontists (such as the Company) from controlling the professional assets of an orthodontic practice (such as patient records and payor contracts), employing orthodontists to practice orthodontics (or, in certain jurisdictions, employing dental hygienists or orthodontic assistants), or controlling the content of an orthodontist's advertising or professional practice. Apple does not acquire any professional assets or employ any orthodontists who provide orthodontic services at any of the Affiliated Practices' locations. The laws of many jurisdictions also prohibit orthodontists from sharing professional fees with non-orthodontic entities. Dental boards do not generally interpret these prohibitions as preventing a non-orthodontic entity from owning non-professional assets used by an orthodontist in an orthodontic practice or providing management services to an orthodontist for a fee, provided certain conditions are met. There can be no assurance that a review of the Company's business relationships by courts or regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect the operations of the Company or that the regulatory environment will not change, requiring the Company to reorganize or restrict its existing or future operations. The laws regarding fee-splitting and the corporate practice of orthodontics and their interpretation are enforced by regulatory authorities that have broad discretion. There can be no assurance that the legality of the Company's business or its relationship with the Affiliated Practices will not be successfully challenged or that the enforceability of the provisions of any Service Agreement will not be limited. See "Business -- Government Regulation."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company's operations will depend on the efforts of its executive officers. The business and prospects of the Company could be adversely affected if any of these persons do not continue in their respective management roles and the Company is unable to attract and retain qualified replacements. In May 1998, the Company undertook a management reorganization in which the employment of the Company's president and vice president of business development was terminated, the Company's chief executive officer assumed the responsibilities of the president, the Company's chief administrative officer became a senior vice president of professional affiliations and the Company elected a new vice president of business development. See "Management." The success of the Company's growth strategy also depends on the Company's ability to attract and retain additional qualified personnel.

LITIGATION

     The Company is a party to a pending lawsuit with Orthodontic Centers of America, Inc. ("OCA") in which OCA is seeking compensatory and punitive damages and equitable relief against the Company and its chief executive officers and others. See "Business -- Insurance and Litigation." The Company intends to vigorously defend the claims made by OCA, which the Company believes are without merit, but cannot assure it will be successful.

     The Company is not currently a party to any material claims, suits or complaints relating to services and products provided by the Company or the existing Affiliated Practices, although there can be no assurance that such claims will not be asserted against the Company in the future. The Company is subject to certain pending claims as a result of successor liability in connection with its affiliations with existing Affiliated Practices.

RISK OF PROVIDING ORTHODONTIC SERVICES; ADEQUACY OF INSURANCE COVERAGE

     The Affiliated Practices provide orthodontic services to the public and are exposed to the risks of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Although the Company does not control the practice of orthodontics by the Affiliated Practices, it could be asserted that the Company should be held liable for malpractice of an orthodontist employed by an Affiliated Practice. There can be no assurance that a future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs. See "Business -- Insurance and Litigation."

EXTENT OF PROTECTION OF PROPRIETARY RIGHTS

     Apple relies in part on trademark, service mark, trade dress, trade secret, unfair competition and copyright laws to protect its intellectual property rights. There can be no assurance that actions taken by the Company will be adequate to protect its intellectual property rights from misappropriation by others, that the Company's proprietary information will not become known to competitors, that others will not independently develop substantially equivalent or better intellectual properties that do not infringe on the Company's intellectual property rights or that others will not assert rights in, and ownership of, proprietary rights of the Company. The Company's rights to its "APPLE ORTHODONTIX" common law service mark may be limited in market areas where a similar trademark or service mark may already be in use. The Company has not applied for or obtained any registrations of its trademarks or service marks. The Company is aware of several other businesses that utilize an "APPLE" service mark in connection with the provision of general dental services, some of which have obtained federal or state trademark registrations. The Company is aware of one other orthodontic practice in the United States that utilizes a service mark similar to the Company's, which practice is not located in a market where any of the existing Affiliated Practices' offices are located. See "Business -- Extent of Protection of Proprietary Rights."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     As of May 4, 1998, 10,540,016 shares of Common Stock and 3,048,107 shares of Class B Stock were outstanding. The 4,617,500 shares of Common Stock sold in the IPO and a registered public offering in November 1997 generally are freely tradable. Approximately 3,449,000 shares of Common Stock are subject to contractual restrictions on resale that lapse on May 29, 1998, when these shares will become eligible for resale subject to the applicable limitations of Securities Act Rule 144. Approximately 1,346,000 shares are subject to contractual restrictions on resale that lapse at various times during the 12 months ending April 30, 1999. These shares were registered under the Securities Act by means of the Registration Statement of which the Prospectus is a part. Beginning in June 1998, substantially all the remaining outstanding shares of Common Stock (including shares issued and held in trust for exchange for securities of a Canadian subsidiary) and the outstanding Class B Stock will be eligible for resales either subject to the applicable limitations of Securities Act Rule 144 or by means of a shelf registration statement the Company will file under the Securities Act

     Pursuant to Securities Act Rule 145, the volume limitations and certain other requirements of Rule 144 will apply to resales of the Common Stock this Prospectus covers by affiliates of the Practices with which the Company affiliates or the business the Company acquires for a period of one year from the date of the affiliation or acquisition (or such shorter period as the SEC may prescribe), but otherwise these shares will be freely tradable by persons not affiliated with the Company unless it restricts their resale by contract.

     The availability for sale, or sale, of the shares of Common Stock eligible for future sale could adversely affect the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

FLUCTUATIONS IN OPERATING RESULTS

     The company's results of operations may fluctuate significantly from quarter to quarter or year to year. Results may fluctuate due to a number of factors, including the timing of future Affiliations and new office openings, seasonal fluctuations in the demand for orthodontic services and competitive factors. Accordingly, quarterly comparisons of the Company's revenues and operating results should not be relied on as an indication of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF STOCK PRICE

     The securities markets have, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. These fluctuations often substantially affect the market price of a company's common stock. The market prices for securities of physician practice management companies have been, and can in the future be expected to be, particularly volatile. The market price of the Common Stock may be subject to volatility from quarter to quarter depending on announcements regarding the Affiliated Practices and the Company's ability to open new offices, affiliations by the Company or its competitors, government relations, developments or disputes concerning proprietary rights, changes in health care policy in the United States and Canada, the issuance of stock market analyst reports and recommendations, and economic and other external factors beyond the control of the Company, as well as operating results of the Company and fluctuations in the Company's financial results. In this connection, if those operating results do not meet analysts' consensus expectations for a period (as happened for the Company's quarter ended March 31, 1998), the market price for the Common Stock may be severely impacted. See "Price Range of Common Stock."

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation (the "Charter") and Bylaws and of Delaware corporation law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company or limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Charter provides for (i) "blank check" preferred stock, which may be issued without stockholder approval and (ii) a classified Board of Directors. It also provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. In addition, the Company's Bylaws restrict the right of the stockholders to call a special meeting of stockholders, nominate directors, submit proposals to be considered at stockholders' meetings and adopt amendments to the Bylaws. The Company also is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business acquisitions with an "interested stockholder" for a period of three years following the date such stockholder became an interested stockholder. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

     The Company has never paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock or Class B Stock in the foreseeable future. The Company's existing credit facility prohibits the payment of dividends.

                                  THE COMPANY

     Apple is a leading provider of practice management services (which exclude the management and delivery of orthodontic services) to orthodontic practices in the United States and Canada. The Company offers its Affiliated Practices a full range of such services to facilitate the efficient and productive delivery of high-quality, affordable orthodontic treatment to consumers. As of May 4, 1998, the Company provided services to 59 orthodontic practices representing 84 orthodontists in 18 states in the United States and 3 provinces in Canada.

     The Company was incorporated as a Delaware corporation in July 1996. Its principal executive offices are located at 2777 Allen Parkway, Suite 700, Houston, Texas 77019, and its telephone number is (713) 852-2500.

RECENT DEVELOPMENTS

     During 1998 (through May 4), the Company has affiliated with 18 additional orthodontists, 14 of which have established Practices. These Practices operate in 13 locations. The total consideration for these affiliations consisted of approximately 404,000 shares of Common Stock and approximately $3.5 million in cash, assumed debt and deferred purchase price.

      On May 5, 1998, the Company announced earnings per share of $0.10 on a basic and diluted basis for the quarter ended March 31, 1998, compared to $0.07 per share on a basic and diluted basis for the prior quarter ended December 31, 1997. It reported net income of $1.3 million in the first quarter of this year, compared with $872,246 in net income in the fourth quarter of 1997.

      The Company also announced that John G. Vondrak, D.D.S., chairman and chief executive officer, has been given the added responsibilities of president and chief operating officer, replacing Robert J. Syverson. Stephen T. Yavorsky, formerly head of real estate operations, has been elected vice president of business development, replacing H. Steven Walton. The Company also announced the election of W. Daniel Cook, currently chief administrative officer, to the position of senior vice president of practice affiliations, with primary responsibility for attracting additional orthodontists to affiliate with the Company. In conjunction with these management changes, the Company announced that it would record a special pretax nonrecurring charge of approximately $3.7 million during the second quarter of 1998, which reflects severance costs associated with these management changes, costs of terminated transaction negotiations and certain other items.

      The Company also announced that has received a commitment to increase its credit facility to $25 million from $15 million, and that the Company's board membership has been increased from five to seven members with the appointment of Richard J. Marxen and Robert L. Brewton.

      In reaction to recent trends in the practice management industry, the Company has changed its estimate of the remaining useful life of its intangible assets to a maximum of a 25-year useful life effective April 1, 1998. These costs have historically been amortized over a period of 30 to 40 years to match the term of the related Service Agreement.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of the high and low sale prices for the Common Stock on The American Stock Exchange for the periods indicated:

                                            HIGH        LOW
                                            ----        ----
Year Ended December 31, 1997:
     Second Quarter (commencing May
      23)...............................   $11 11/16   $ 7 5/8
     Third Quarter......................    16 1/4       9
     Fourth Quarter.....................    16 1/8      10
Year Ending December 31, 1998:
     First Quarter......................    14 1/8      10 7/16
     Second Quarter (through May 5).....    16 1/2       6 1/2

     The closing sale price per share of the Common Stock, as reported on The American Stock Exchange, was (i) $12 15/16 on May 4, 1998, the last trading day before the Company issued a press release announcing its earnings for the quarter ended March 31, 1998, the management changes described under "Management" and the special charge described under "The Company -- Recent
Developments," (ii) $7 3/16 on the date of that announcement and (iii) $     on
May   , 1998. As of May 4, 1998, there were approximately 162 holders of record of the Common Stock, as shown on the records of the transfer agent and registrar for the Common Stock. The number of record holders does not bear any relationship to the number of beneficial owners of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its capital stock and does not anticipate paying cash dividends on its Common Stock or Class B Stock in the foreseeable future. The Company currently intends to retain earnings to support operations and finance expansion. The Company's existing credit facility prohibits the payment of dividends.

                            SELECTED FINANCIAL DATA

     The information set forth below for the year ended December 31, 1997 and for the period from inception of operations (July 15, 1996) through December 31, 1996 is derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The Company believes that comparison of results for 1997 to those for the 1996 period are not meaningful because the Company was effectively not in operation in 1996.

                                                          PERIOD FROM INCEPTION
                                                             (JULY 15, 1996)
                                        YEAR ENDED               THROUGH
                                     DECEMBER 31, 1997      DECEMBER 31, 1996
                                     -----------------    ---------------------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Management service fee revenues(1)...     $19,186               $--
Costs and expenses(2):
     Salaries and benefits...........       8,411                     627
     Orthodontic supplies............       2,352               --
     Rent............................       2,156                      20
     Advertising and marketing.......         484               --
     General and administrative......       3,617                     232
     Depreciation and amortization...         943                       5
     Special compensation expense
       related to issuance
       of stock(3)...................     --                       13,812
     Special consulting expense
       related to issuance of
       stock(3)......................     --                        9,613
                                     -----------------    ---------------------
          Total costs and expenses...      17,963                  24,309
                                     -----------------    ---------------------
Operating income (loss)..............       1,223                 (24,309)
Interest expense.....................         274               --
Interest and other income............        (207)              --
                                     -----------------    ---------------------
Income (loss) before income tax
  provision..........................       1,156                 (24,309)
Income tax provision.................         439               --
                                     -----------------    ---------------------
Net income (loss)....................     $   717               $ (24,309)
                                     =================    =====================
Earnings (loss) per common and common
  equivalent share:
     Basic...........................     $  0.09               $   (7.24)
     Diluted.........................        0.09                   (7.24)
Weighted average shares outstanding:
     Basic...........................       8,132                   3,359
     Diluted.........................       8,344                   3,359

                                           DECEMBER 31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
BALANCE SHEET DATA:
Working capital......................  $   2,645  $  (2,324)
Total assets.........................     55,180      1,461
Long-term debt, net of current
portion..............................        248     --
Stockholders' equity.................     35,493       (884)

------------

(1) Reflects management service fees from the Founding Affiliated Practices since June 1, 1997. Management service fees from Affiliations after the IPO are included from the dates of Affiliation.

(2) Corporate office expenses are included for all periods presented.

(3) Reflects non-recurring charges recorded at $7.00 per share for shares issued to management and advisors of the Company in October and December 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. SUCH STATEMENTS ARE ONLY PREDICTIONS AND THE ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK
FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE HISTORICAL RESULTS SET FORTH IN THIS DISCUSSION AND ANALYSIS ARE NOT INDICATIVE OF TRENDS WITH RESPECT TO ANY ACTUAL OR PROJECTED FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF THE COMPANY AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

     The Company conducted no significant operations before its IPO in May 1997 when the Company acquired the tangible and intangible assets and liabilities of, and entered into Service Agreements with, the 31 Founding Affiliated Practices. Since that time and through May 4, 1998, the Company has affiliated with an additional 28 Practices and 53 orthodontists operating in 53 offices. The Company expects that its future growth will come from (i) implementing a comprehensive practice operating approach designed to drive internal growth of the Affiliated Practices, (ii) entering into Service Agreements with new Affiliated Practices and (iii) developing new orthodontic centers, including satellite offices (branch locations of existing Affiliated Practices), with existing and future Affiliated Practices.

     Through its Service Agreements, the Company provides a full complement of practice management services to Affiliated Practices in return for management service fees. The management service fees earned by the Company are in accordance with three general types of Service Agreements -- the standard form of the Service Agreement (the "Standard Contract"), the alternative form of the Service Agreement (the "Alternative Contract") and a Service Agreement based on a flat fee (the "Flat Fee Contract"). The Standard Contract calls for a calculation of the monthly service fee based on the total patient revenues earned by the Affiliated Practice, which is defined by the agreement to represent 24% of the total contract value in the initial month of a patient's treatment, with the remainder of the contract balance earned evenly over the balance of the contract term. From total patient revenues, the practices retain a percentage of the Affiliated Practices' cash collections.

     The Alternative Contract is used in certain jurisdictions where use of the Standard Contract is not permitted. It is a cost-plus fee arrangement, whereby the service fee includes the reimbursement of defined expenses incurred by the Company in the course of providing services to the Affiliated Practice plus a percentage of revenues. The Flat Fee Contract is based on a flat fee that is subject to adjustment on an annual basis. It is used when local jurisdictions do not allow use of the Standard Contract or the Alternative Contract. The Company believes the fees generated by each of these formulas reflect the fair market value of the services provided and are comparable to the fees earned by other practice management service companies in the respective jurisdictions where these arrangements exist. See "Business -- Service Agreements."

     The expenses incurred by the Company in fulfilling its obligations under the Service Agreements are generally of the same nature as the operating costs and expenses that would have otherwise been incurred by the Affiliated Practices, including salaries, wages and benefits of practice personnel (excluding orthodontists and, in some cases, orthodontic assistants and other professional personnel), orthodontic supplies and office supplies used in administering their clinic practices, the office (general and administrative) expenses of the practices and depreciation and amortization of assets acquired from the existing Affiliated Practices. In addition to the operating costs and expenses discussed above, the Company incurs personnel and administrative expenses in connection with establishing and maintaining a corporate office, which provides management, administrative, marketing and business development services.

     In accordance with Staff Accounting Bulletin ("SAB") No. 48, "Transfers of Nonmonetary Assets by Promoters or Shareholders," published by the SEC, the acquisition of the assets and assumption of certain liabilities for all the Founding Affiliated Practices has been accounted for by the Company at the transferors' historical cost basis, with the shares of Common Stock issued in those transactions being valued at the historical cost of the nonmonetary assets acquired net of liabilities assumed. The cash consideration paid at closing on May 29, 1997 is reflected as a dividend by the Company to the owners of the Founding Affiliated Practices in 1997. SAB No. 48 is not applicable to Affiliations effected by the Company after the IPO. These subsequent Affiliations have resulted and will continue to result in substantial noncash amortization charges for intangible assets in the Company's statements of operations. In this connection, the Company changed, effective April 1, 1998, its estimate of the remaining useful life of its intangible assets in light of recent trends in the practice management industry. From that date, it will use a maximum 25-year useful life for amortizing intangible assets attributable to Affiliations. Prior to that date, these costs were being amortized over a period of 30 to 40 years to match the term of the related Service Agreement.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 AND THE PERIOD FROM INCEPTION (JULY 15, 1996) THROUGH DECEMBER 31, 1996

MANAGEMENT SERVICE FEE REVENUES

     The Company generated management service fee revenues of $19.2 million for the year ended December 31, 1997. The Company conducted no significant operations during 1996 through the date of the IPO. Following completion of the IPO and the affiliations with the Founding Affiliated Practices on May 29, 1997, the Company began operations effective June 1, 1997. Therefore, management service fee revenues reflect only seven months of operations during the year ended December 31, 1997 and there were no management service fee revenues during the year ended December 31, 1996.

COSTS AND EXPENSES

     The Company incurred costs and expenses of $18.0 million (93.6% of service fee revenues) for the year ended December 31, 1997. The Company's costs and expenses consisted primarily of salaries and benefits, orthodontic supplies, rent, advertising and marketing, general and administrative and depreciation and amortization. Costs and expenses of $24.3 million for 1996 represented corporate office expenses for the period from inception (July 15, 1996) through December 31, 1996. Of the $24.3 million of costs and expenses for the period ended December 31, 1996, $23.4 million related to the valuing of stock issued to founders, management and advisors of the Company in October and December 1996 at the initial public offering price of $7.00 per share. This valuation resulted in special compensation expense of $13.8 million and special consulting expense of $9.6 million, with a corresponding increase in additional paid-in capital of $23.4 million. There was no net effect on stockholders' equity. The Company also incurred various legal, accounting, travel, personnel and marketing costs during the period from inception (July 15, 1996) through December 31, 1996 in connection with the IPO and the Affiliations with the Founding Affiliated Practices.

OPERATING INCOME

     The Company generated operating income of $1.2 million for the year ended December 31, 1997. This operating income amount comprised 6.4% of service fee revenues for the period. The Company generated an operating loss of $24.3 million for the year ended December 31, 1996, which was primarily attributable to compensation and consulting charges described above. As stated above, these results reflect the impact of the Company's Service Agreements only for the period from June 1, 1997 through December 31, 1997 (i.e., the period subsequent to the IPO) for the Founding Affiliated Practices and from the dates of Affiliation through December 31, 1997 for all subsequent Affiliations. General and administrative expenses were incurred during the entire period from inception (July 15, 1996) through May 29, 1997 in connection with the IPO and the Affiliations with the Founding Affiliated Practices.

INTEREST EXPENSE

     Interest expense of $273,506 for the year ended December 31, 1997 reflected the cost of borrowings under the Company's revolving credit facility entered into on July 28, 1997, certain indebtedness of the Founding Affiliated Practices that was assumed by the Company and certain capital lease obligations for computer and office equipment. No interest expense was incurred during the 1996 period.

INTEREST INCOME

     Interest income of $190,669 for the year ended December 31, 1997 reflected interest earned on the Company's net proceeds from the IPO and on notes receivable from certain of the Founding Affiliated Practices. There was no interest income generated during the 1996 period.

INCOME TAX PROVISION

     The Company incurred an income tax provision of $439,282 for the year ended December 31, 1997 representing an effective tax rate of 38%. The Company incurred no income taxes for the 1996 period. The benefit of the net operating loss generated during that period was fully reserved.

NET INCOME (LOSS)

     As a result of the foregoing factors, the Company generated net income of $716,725 for the year ended December 31, 1997, or earnings per share of $0.09. This net income amount comprised 3.7% of service fee revenues for the year. The net loss of $24.3 million for the 1996 period represented a loss per share of $7.24.

YEAR 2000 IMPACT ON INFORMATION TECHNOLOGY INFRASTRUCTURE

     During 1997, the Company completed a comprehensive evaluation of its information technology infrastructure to analyze the impact of the technical problems anticipated for the year 2000. Following its evaluation, the Company determined that substantially all its information technology infrastructure would be unaffected by such problems and that the financial impact of the year 2000 on the Company's information technology infrastructure would be negligible.

LIQUIDITY AND CAPITAL RESOURCES

     FINANCING ACTIVITIES

     The Company has financed its capital requirements to date with borrowings from banks and issuances of equity securities. To date, the Company has been able to obtain satisfactory financing for its operations and believes that it will be able to obtain such financing as it requires in the future. On July 28, 1997, the Company entered into a three-year, $15.0 million revolving credit facility with Chase Bank of Texas, N.A. (the "Chase Facility"). Availability under the Chase Facility is tied to the Company's cash flow and liquidity. Advances under the Chase Facility bear interest, at the Company's option, at a prime rate or LIBOR, in each case plus a margin calculated based on the Company's ratio of indebtedness to cash flow. At May 4, 1998, $8.0 million was outstanding under this facility.

     In May 1997, the Company issued and sold 2,702,500 shares of Common Stock in the IPO. The IPO provided the Company with net proceeds of approximately $12.1 million, which it used to fund cash paid for Affiliations with the Founding Affiliated Practices ($6.6 million) and subsequent Affiliations with additional Practices ($5.5 million). In November 1997, the Company issued and sold 1,490,014 shares of Common Stock in a public offering (the "Offering"). The Company has used the net proceeds of the Offering ($15.3 million) to repay $12.2 million under the Chase Facility, to affiliate with additional orthodontists, to develop new offices, for capital expenditures and for general corporate purposes.

     Total long-term debt increased from zero at December 31, 1996, to $247,624 at December 31, 1997. The increase was attributable to borrowings for Affiliations, the purchase of property and equipment and general working capital needs, net of repayment of borrowings under the Chase Facility with the proceeds of the Offering. The Company's weighted average cost of indebtedness was 8.7% per annum for the year ended December 31, 1997.

     WORKING CAPITAL MANAGEMENT

     The Company's strategy in managing its working capital is to maintain sufficient availability under its bank credit facility to finance short-term capital needs in excess of internally generated funds and minimize excess cash on its balance sheet.

     The cash and cash equivalents balance of $2.1 million at December 31, 1997 primarily consisted of net proceeds remaining from the Offering.

     The restricted cash balance of $2.1 million at December 31, 1997 consisted of borrowings under the Chase Facility which were placed into escrow pending the resolution of certain post-closing contingencies related to an Affiliation completed during the third quarter of 1997. A favorable resolution of these post-closing contingencies would result in payment of the $2.1 million to the sellers in January 1999. The Company has the right to post a letter of credit in order to have the $2.1 million released from escrow to the Company prior to January 1999.

     CAPITAL EXPENDITURES AND NEW AFFILIATIONS

     The Company made capital expenditures for the Affiliated Practices during 1997 of approximately $3.6 million to fund, among other things, the development of new offices. The average cost of developing a new office (which may vary by geographic market) is estimated to be approximately $250,000 to $400,000, including initial working capital requirements. The Service Agreements provide for advances by the Company to the Affiliated Practices for working capital requirements (including any deficits in cash flows of Affiliated Practices resulting from, among other factors, development of satellite offices) and other purposes. Such loans bear interest at prime plus 1% and are repayable over varying periods of time not to exceed five years. Total notes receivable from Affiliated Practices were $1.6 million at December 31, 1997. It is anticipated that capital expenditures in 1998 will be funded from the Company's cash flow from operations, the net proceeds from the Offering and borrowings under the Chase Facility.

     The Company's expansion strategy requires substantial capital resources. Capital is needed for future Affiliations and the effective integration, operation and expansion of the existing and future Affiliated Practices. In addition, the Affiliated Practices may from time to time require capital for renovation and expansion and for the addition of equipment and technology. The extent to which the Company is able or willing to use shares of Common Stock to enter into future Affiliations or provide future financing will depend on the market value of the Common Stock from time to time and, in the case of Affiliations, the willingness of owners of potential Affiliated Practices to accept Common Stock as full or partial payment of consideration for Affiliations. The Company will require additional capital from outside financing sources in order to continue its expansion program. There can be no assurance that the Company will be able to obtain additional funds when needed on satisfactory terms or at all. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company's business, financial condition and results of operations.

     The availability of these capital sources will depend on prevailing market conditions, interest rates and the then existing financial condition of the Company. During the year ended December 31, 1997, the Company spent $8.7 million of cash (including $321,000 in deferred payments and $1.5 million in related out-of-pocket costs) and issued 1.9 million shares of Common Stock in connection with Affiliations with new Affiliated Practices.

     AFFORDABLE PAYMENT PLANS

     A part of the Company's business strategy is to encourage Affiliated Practices to offer more affordable payment plans to patients. The Company does not expect the affordable payment plans, or any potential increase in bad debt expense resulting from these plans, to have any significant negative impact on the working capital or liquidity of the Affiliated Practices. Existing Affiliated Practices using such payment plans have experienced an initial decrease in working capital; however, the Company believes that the decrease in working capital generally will be offset by an increase in the number of patients receiving orthodontic treatment because of the combined effect of advertising, offering more affordable payment plans and the use of the Company's practice-building program. Moreover, the Company believes the existing Affiliated Practices have the financial wherewithal to sustain any negative impact that may result from these payment plans. Therefore, the Company does not anticipate that the offering by the Affiliated Practices of more affordable payment plans will impair the Company's ability to collect service fees from the Affiliated Practices.

                                    BUSINESS

OVERVIEW

     The Company provides practice management services (which exclude the management and delivery of orthodontic services) to orthodontic practices in the United States and Canada. The Company offers the Affiliated Practices a full range of such services designed to facilitate the delivery of high-quality, affordable orthodontic treatment to consumers. The Company's Affiliated Practices benefit from the Company's practice operating approach designed to (i) stimulate demand in their local markets by increasing consumer awareness of the benefits, availability and affordability of orthodontic treatment, (ii) improve the productivity and profitability of their practices and (iii) leverage the benefits of orthodontist affiliation by providing basic services that include clinical and financial information management, access to capital and sophisticated technology, group purchasing and comprehensive marketing techniques. The Company seeks to grow through affiliations with additional orthodontic practices and the development of new offices that complement geographic areas served by the Affiliated Practices. The Company earns revenue by providing management, administrative, development and other services to its Affiliated Practices.

     Concurrently with the IPO in May 1997, the Company acquired substantially all the tangible and intangible assets and assumed certain liabilities of, and began providing long-term management services to, the Founding Affiliated Practices. During the remainder of 1997, the Company affiliated with an additional 20 practices with aggregate historical gross patient revenues of $23.2 million for their most recently completed fiscal year. As of May 4, 1998, the Company provided services to 59 orthodontic practices representing 84 orthodontists operating in 18 states in the United States and three provinces in Canada.

     The Company selects Practices for affiliation on the basis of a variety of factors, including the competitive and financial strengths and historical growth of their practices and the potential for future growth in their markets. The Company also considers the local and national reputations of the Affiliated Practices within the orthodontic services industry, their ability to manage multi-location practices providing high levels of quality care and their desire to grow and improve the operating efficiency of their respective practices. The Company selects its Affiliated Practices based on the recommendations of its affiliated orthodontists and management's extensive experience with orthodontic practices in the United States and Canada.

INDUSTRY

     OVERVIEW. The orthodontic services industry is highly fragmented, with over 90% of the approximately 9,000 orthodontists in the United States operating as sole practitioners and approximately 3% being affiliated with public orthodontic practice management companies. The industry currently generates approximately $3.5 billion in annual gross revenues, which have grown steadily at an average rate of 7.5% per year in recent years.

     Orthodontic treatments are principally provided by orthodontists who have completed two years of post-graduate studies following graduation from dental school. The number of orthodontists in the United States has grown slowly since 1990, which the Company believes can be attributed to the limited number of schools offering post-graduate orthodontic programs and the small class size at each of those schools. In addition to orthodontists, a number of dentists provide various orthodontic services. The industry information set forth herein does not include orthodontic treatments provided by dentists.

     THE TRADITIONAL ORTHODONTIC PRACTICE. The traditional orthodontic practice typically involves a single orthodontist, practicing at one primary location or with an average of less than one satellite office, with a small number of orthodontic assistants and business office personnel and, in some cases, an orthodontic associate.

THE APPLE ORTHODONTIX APPROACH

     The Company believes the traditional orthodontic practice is inefficient and administratively burdensome to orthodontists and can be financially burdensome to patients, who traditionally pay approximately 25% of the total contract amount as a down payment.

     The Company has developed a comprehensive operating strategy designed to improve efficiency, increase the number of new case starts and active cases handled by each orthodontist and relieve orthodontists associated with Affiliated Practices of time-consuming administrative responsibilities. As part of its practice operating approach, the Company assists its Affiliated Practices in developing and implementing payment programs designed to make orthodontic services more affordable to prospective patients, thereby making their services available to a larger segment of the population in their respective markets. The Company also assists the Affiliated Practices in developing satellite offices to expand the scope of the geographic areas they serve.

     The Company believes its approach provides benefits to orthodontists who choose to affiliate with it by providing opportunities to: (i) drive internal growth by implementing the Company's operating strategy; (ii) share in the increased profitability resulting from internal growth; (iii) lower costs through economies of scale; (iv) participate in a cost-effective national advertising program; (v) focus on patient care; and (vi) enhance liquidity and diversification.

OPERATING STRATEGY

     Through its practice operating approach, the Company seeks to stimulate increased productivity and internal growth within its Affiliated Practices. This approach consists principally of (i) implementing practice-building and external marketing programs designed to generate new case starts through increased referrals from existing and former patients and the use of multimedia advertising to stimulate demand for treatment services, (ii) offering more affordable payment plans to patients to broaden the market for orthodontic services, (iii) increasing the operating efficiency of the Affiliated Practices by relieving the orthodontists from various time-consuming administrative responsibilities and realizing economies of scale, (iv) providing a systems-oriented approach to training and education of clinic personnel to improve communications with patients and prospective patients and increase productivity, (v) developing satellite offices to expand the geographic markets the Affiliated Practices serve and (vi) utilizing customized management information systems to provide detailed financial and operating data and related analyses to Affiliated Practices and management. The Company believes that its approach has resulted in local market expansion, increased new case starts and practice profitability, increased orthodontist productivity and heightened patient satisfaction in its existing Affiliated Practices.

     Over time, the Company plans to implement a regional management structure aligned with the locations of its Affiliated Practices. The Company believes a regional structure will allow it to respond to the management and operational issues within a particular region in a more timely and focused manner. In addition, a regional structure will allow management to compare the operating results of its Affiliated Practices to regularly published regional industry statistics.

EXPANSION STRATEGY

     The Company is pursuing an aggressive expansion strategy designed to strengthen its position in its current markets and expand its network of existing Affiliated Practices into markets it does not currently serve. The Company believes that, because of the highly fragmented nature of the industry, there are numerous orthodontic practices that are attractive candidates to become Affiliated Practices. The Company focuses on candidates having favorable reputations in their local markets and the desire to implement the Company's practice operating approach. The Company leverages the reputations and relationships of the orthodontists associated with the existing Affiliated Practices to identify and develop candidates to become future Affiliated Practices. Many of these orthodontists hold, or have previously held, leadership roles in various state, regional and national associations or are affiliated with or teach at graduate orthodontic programs at dental schools. The Company believes the visibility and reputation of these individuals, combined with the acquisition experience of management, provides the Company with certain advantages in identifying, negotiating and consummating future affiliations. As consideration for future affiliations, the Company intends to use various combinations of its Common Stock, cash and notes. The Company anticipates that the agreements entered into in connection with its future affiliations will contractually restrict the resale of all or a portion of the shares issued in those transactions for varying periods of time.

     The Company is developing new offices within selected markets served by the existing Affiliated Practices. The Company believes that the new offices will increase the geographic area served by the existing Affiliated Practices, thereby increasing the potential market and leveraging the advertising budget of the existing Affiliated Practices. The Company expects that these offices generally will be located in high traffic areas.

     Satellite offices (branch locations of existing Affiliated Practices) developed by the Company generally will be staffed on a part-time basis by an orthodontist from an Affiliated Practice. The Company's other new offices generally will be staffed on a full-time basis by a newly recruited orthodontist. The average cost of developing a new office varies by geographic market and the square footage of the office and is estimated to range from $250,000 to $400,000, including initial working capital requirements. The Company provides management services and capital to develop these new offices. The Company is responsible for selecting the site, negotiating the lease, designing the office layout and furnishing the new office. The Company also assists the Affiliated Practices in recruiting orthodontists and support staff for these new offices, which generally will be open full-time.

SERVICES AND OPERATIONS

     The Company generally provides services with respect to all aspects of the operations of its Affiliated Practices other than the provision of orthodontic treatment. Except in Canada, the Company employs all business personnel at the offices of the Affiliated Practices and, where permitted by applicable law and governmental regulations, also employs the orthodontic assistants.

     ADMINISTRATIVE. The Company earns revenue by providing services to the Affiliated Practices, including staffing, education and training, billing and collections, cash management, group purchasing, inventory management, payroll processing, employee benefits administration, advertising production and other marketing support, patient scheduling, financial reporting and analysis, productivity reporting and analysis, associate recruiting and support for acquisitions, new site development and other capital requirements. The Company believes the orthodontists at the Affiliated Practices benefit from the support provided by the Company and that these services substantially reduce the amount of time the orthodontists are required to spend on administrative matters, thereby enabling them to dedicate more time to the growth of their professional practices. Through economies of scale, the Company is able to provide these services at a lower cost than could be obtained by any of the Affiliated Practices individually. In addition, because of its size and purchasing power, the Company has been able to negotiate discounts on, among other things, orthodontic and office supplies, health and malpractice insurance and equipment.

     PRACTICE-BUILDING PROGRAM. The Company believes patient satisfaction levels, practice productivity and profitability can be substantially enhanced through a consistent training program emphasizing practice-building techniques. The Company implements programs designed to generate growth in case starts by increasing (i) referrals from existing and former patients and (ii) case acceptance rates. These programs include a full complement of training, operating and monitoring techniques emphasizing improvements in communications with patients and patient satisfaction levels in all facets of operations, including initial telephone contacts with prospective patients, initial consultations and case presentations and written or telephonic follow-ups after office visits. The Company's programs are designed to result in clear, concise and consistent communications between the patient and the orthodontist and his or her staff. The Company believes that these programs have a positive effect on the patients' experience and therefore positively affect the number of patient referrals and case acceptance rates of Affiliated Practices.

     EXTERNAL MARKETING. The Company and its Affiliated Practices utilize multimedia advertising in certain local markets to stimulate demand for orthodontic treatment and promote name recognition for the

Company and the Affiliated Practices. The general public traditionally has had little information about the availability of orthodontic services or orthodontic fees prior to an initial consultation with an orthodontist. The advertisements address the two primary barriers to receiving orthodontic treatment, availability and affordability, by focusing on the availability of orthodontic services and the more affordable payment plans offered by the Affiliated Practices. The advertisements also stress the quality of care available at the Affiliated Practices and the advantages of receiving orthodontic treatment from a professionally trained orthodontist as opposed to a general dentist. The advertisements also promote a toll-free number for ease of scheduling an appointment with the local Affiliated Practice.

     Generally, it is anticipated that an Affiliated Practice will spend an amount equal to between 5% and 7% of its net revenues for advertising and marketing, which the Company believes is significantly higher than the industry average for traditional orthodontic practices. The Company is responsible for subcontracting the production of all broadcast advertising, which is tailored to meet local requirements. The frequency and airing times for any television advertisements are determined by regional media consultants retained by the Company and the Affiliated Practice in order to optimize penetration to target market segments.

     AFFORDABLE PAYMENT PLANS. Orthodontic services primarily involve private pay, fee-for-service treatments. As part of its overall marketing strategy for the Affiliated Practices, the Company encourages the Affiliated Practices to make orthodontic services available to a larger portion of the population in their respective markets by offering more affordable payment plans. Many of the existing Affiliated Practices have historically received a down payment equal to 25% of the total cost of services, with the remaining amount paid equally over the term of treatment. The typical payment plan recommended by the Company consists of a modest initial down payment and monthly payments thereafter for the duration of the treatment period, generally between 26 and 34 months. Existing Affiliated Practices using such payment plans have experienced an initial decrease in working capital; however, the Company believes that the decrease in working capital generally will be offset by an increase in the number of patients receiving orthodontic treatment because of the combined effect of advertising, offering more affordable payment plans and the use of the Company's practice-building program. The Company believes that offering more affordable payment plans combined with the use of advertising has resulted in an increase in the number of patients inquiring about orthodontic treatment. The Company also believes that this increase, combined with the use of its internal marketing programs, has resulted in an increase in the number of patients receiving orthodontic treatment at the existing Affiliated Practices.

     TRAINING AND EDUCATION. Staff and practice development programs are an integral part of the Company's operating strategy. The Company believes its programs (i) increase the motivation and overall performance of the staff, (ii) improve the level of patient satisfaction achieved by the Affiliated Practices and (iii) improve the Company's ability to attract and retain qualified personnel, which collectively result in increased referrals from existing and former patients and increased case acceptance rates for the Affiliated Practices. The Company provides each Affiliated Practice with consulting and educational services. These services include a full training program covering all non-orthodontic aspects of the practice and specific training designed for the efficient and effective use of the Company's management information system.

     Specifically, the Company's training program provides each member of the Affiliated Practice, from the receptionist to the orthodontist, with guidelines for addressing questions and concerns of prospective and existing patients, techniques for explaining treatment procedures and length of treatment, parameters for establishing appropriate financial arrangements with each patient and a systematic approach to monitoring the success of each area of training. Training is conducted both at individual clinics and in group sessions and includes proprietary manuals, tapes and role playing activities.

     MANAGEMENT INFORMATION SYSTEM. The Company believes that access to accurate, relevant and timely financial and operating information is a key element to providing practice management services to orthodontic practices. The Company offers a fully integrated financial reporting, productivity measurement and patient management system to each existing Affiliated Practice. This system is designed to increase the productivity of the Affiliated Practices by enabling the Company and the Affiliated Practices to cost-effectively monitor the productivity of the Affiliated Practices, identify problem areas and opportunities for improvement and take corrective action in a timely manner. Productivity measures that are monitored include case acceptance rates, treatment times and case starts. In addition, the management information system facilitates optimization of the orthodontists' time through computerized scheduling and diagnostic and treatment recordkeeping systems. The Company believes this system has improved the productivity of the existing Affiliated Practices that have implemented it through benchmarking programs that identify and help to establish the most efficient operational procedures.

LOCATIONS

     As of May 4, 1998, the Company provided management services in the following locations:

                                                     NUMBER OF
                                    -------------------------------------------
  STATE/PROVINCE                    PRACTICES       OFFICES       ORTHODONTISTS
---------------------------------   ---------      ---------      -------------
Alberta..........................        5               6               5
Arizona..........................        2               5               3
British Columbia.................        2               4               2
California.......................       11              15              12
Colorado.........................        6              12               7
Connecticut......................        6               8               8
Georgia..........................        1               1               1
Illinois.........................        1               4               1
Kentucky.........................        2               2               2
Massachusetts....................        1               1               1
Michigan.........................        1               6               6
Montana..........................        1               3               1
Nevada...........................        1               1               2
New Mexico.......................        1               2               1
New York.........................        1               2               1
Ontario..........................        3               4               6
Pennsylvania.....................        2               4               2
South Carolina...................        1               2               1
Texas............................        7              22              16
Utah.............................        2               4               2
Virginia.........................        2               3               4
                                       ---             ---             ---
     Totals......................       59             111              84
                                       ===             ===             ===


SERVICE AGREEMENTS

     The Company enters into a Service Agreement with each Affiliated Practice and such practice's orthodontist employees under which the Company is the exclusive administrator of non-orthodontic services relating to the operation of the Affiliated Practice. The following is intended to be a brief summary of the typical form of Service Agreement the Company has entered into and expects to enter into with Affiliated Practices. The actual terms of the various Service Agreements may vary from the description below on a case-by-case basis, depending on negotiations with the individual Affiliated Practices and the requirements of applicable law and governmental regulations.

     The service fees payable to the Company by the Affiliated Practices under the Service Agreements are calculated in accordance with the Company's three general types of Service Agreements -- the Standard Contract, the Alternative Contract and the Flat Fee Contract. The Standard Contract calls for a calculation of the monthly service fee based on the total revenues earned by the Affiliated Practices, which is defined by the agreement to represent 24% of the total contract value in the initial month of a patient's treatment, with the remainder of the contract balance earned evenly over the balance of the contract term. From total revenues, the Company retains a percentage of the Affiliated Practices' cash collections. The Alternative

Contract is used in certain jurisdictions where use of the Standard Contract is not permitted. It is a cost-plus fee arrangement, whereby the service fee includes the reimbursement of defined expenses incurred by the Company in the course of providing services to the Affiliated Practice plus a percentage of revenues. The Flat Fee Contract is based on a flat fee that is subject to adjustment on an annual basis. It is used when local jurisdictions do not allow use of the Standard Contract or the Alternative Contract. The Company believes the fees generated by each of these formulas are reflective of the fair market value of the service provided and are comparable to the fees earned by other management service companies in the respective jurisdictions where these arrangements exist. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview".

     Pursuant to each Service Agreement, the Company, among other things, (i) acts as the exclusive manager and administrator of non-orthodontist services relating to the operation of the Affiliated Practice, subject to matters reserved to the Affiliated Practice, (ii) administers the billing of patients, insurance companies and other third-party payors and collects on behalf of the Affiliated Practice the fees for professional orthodontic and other services and products rendered or sold by the Affiliated Practice, (iii) provides, as necessary, clerical, accounting, payroll, legal, bookkeeping and computer services and personnel, information management, tax return information, printing, postage and duplication services and transcribing services, (iv) supervises and maintains custody of substantially all files and records, (v) provides facilities, equipment and furnishings for the Affiliated Practice, (vi) prepares, in consultation with the Affiliated Practice, all annual capital and operating budgets, (vii) orders and purchases inventory and supplies as reasonably requested by the Affiliated Practice and (viii) implements, in consultation with the Affiliated Practice, advertising programs.

     Under each Service Agreement, the applicable Affiliated Practice retains the responsibility for, among other things, (i) hiring, compensating and supervising orthodontist employees and other licensed dental professionals, (ii) ensuring that orthodontists have the required licenses, credentials, approvals and other certifications appropriate to the performance of their duties and
(iii) complying with federal and state laws, regulations and ethical standards applicable to the practice of orthodontics. In addition, the Affiliated Practices are exclusively in control of all aspects of the practice of orthodontics and the provision of orthodontic services.

     During the term of the Service Agreement (generally 20 to 40 years) and, subject to certain exceptions and limitations, for a period of two years thereafter, the existing Affiliated Practices have agreed not to compete with the Company or the other Affiliated Practices within a specified geographic area. In addition, each orthodontist employee has agreed, subject to certain exceptions and limitations, not to compete with the Company or the other Affiliated Practices within a specified geographic area until the later of (i) the fifth anniversary date of the Service Agreement or (ii) five years from the date the employee becomes a stockholder of the Affiliated Practice, and for a period of two years after the earlier of his or her termination of employment with the Affiliated Practice or termination of the applicable Service Agreement. The existing Affiliated Practices also have agreed not to disclose certain confidential and proprietary information relating to the Company and the Affiliated Practices.

     Each Affiliated Practice is responsible for obtaining professional liability insurance for the employees of the Affiliated Practice (which names the Company as an additional insured).

ORTHODONTIST EMPLOYMENT AGREEMENTS

     The revenues of the Affiliated Practices (and, therefore, the success of the Company) are dependent on fees generated by the orthodontists the Affiliated Practices employ. Each Affiliated Practice is a party to an employment agreement with each orthodontist associated with its practice (the "Orthodontist Employment Agreements"). The Orthodontist Employment Agreements are generally for an initial term ranging from five to seven years, and continue thereafter on a year-to-year basis until terminated under the terms of the agreements. The Orthodontist Employment Agreements generally provide that the orthodontist will not compete with the Company within a specified geographic area for a period of two years following termination of the agreement. The Company does not employ orthodontists and, where prohibited by applicable law, does not employ orthodontic hygienists or orthodontic assistants.

COMPETITION

     The Company faces substantial competition from other companies to establish affiliations with additional orthodontic practices. The Company is aware of a number of other public and private practice management companies focused on orthodontics, as well as several companies pursuing similar strategies in dentistry and other segments of the health care industry. The Company is aware that general dental practice management companies have provided, or intend to provide, orthodontic services and have sought, or intend to seek, to affiliate with or employ orthodontists. Certain of these competitors have greater financial and other resources than the Company. Additional companies with similar objectives may enter the Company's markets and compete with the Company. In addition, the business of providing orthodontic services is highly competitive in each market in which the Company operates. The Affiliated Practices face local competition from other orthodontists, general dentists and pedodontists (dentists specializing in the care of children's teeth), some of whom have more established practices. Dentists are not restricted by law or any governmental authority from providing orthodontic services. The Company believes the increase in recent years in dentists providing orthodontic services has limited the growth of patient case starts performed by orthodontists. There can be no assurance that the Company or the Affiliated Practices will be able to compete effectively, that additional competitors will not enter their markets or that additional competition will not have a material adverse effect on the Company.

EMPLOYEES

     As of April 30, 1998, the Company had 583 employees, of which 34 are employed at the Company's headquarters and 549 are employed at the locations of the existing Affiliated Practices. None of the Company's employees is represented by collective bargaining agreements. The Company has not experienced any work stoppages as a result of labor disputes and the Company considers its employee relations to be good.

INSURANCE AND LITIGATION

     The Affiliated Practices provide orthodontic services to the public and are exposed to the risks of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Although the Company does not control the practice of orthodontics by the Affiliated Practices, it could be asserted that the Company should be held liable for malpractice of an orthodontist employed by an Affiliated Practice. Each of the existing Affiliated Practices has undertaken to comply with all applicable regulations and legal requirements, and the Company maintains liability insurance for itself and is named as an additional insured party on the liability insurance policies of the existing Affiliated Practices. The existing Affiliated Practices maintain comprehensive professional liability insurance, generally with limits of not less than $1.0 million per claim and with aggregate policy limits of not less than $3.0 million per orthodontist. The Company expects that it will require future Affiliated Practices to maintain comparable insurance coverage. In the event an Affiliated Practice employs more than one orthodontist, that practice will maintain insurance with a separate limit for claims against that practice in an amount acceptable to the Company. There can be no assurance that a future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs.

     The Company and the existing Affiliated Practices maintain professional liability insurance coverage on a claims-made basis. Such insurance provides coverage for claims asserted when the policy is in effect regardless of when the events that caused the claim occurred.

     On December 10, 1996, OCA filed a complaint in the United States District Court for the Eastern District of Louisiana against the Company, Dr. Vondrak, John G. Vondrak, P.C. and John G. Vondrak Apple Orthodontix, Inc. ("JGVAOI"), one of the Founding Affiliated Practices, alleging, among other things, misappropriation of trade secrets and certain breaches of a confidentiality agreement executed by

Dr. Vondrak, on behalf of John G. Vondrak, P.C., in favor of OCA. While the Company is not a party to the confidentiality agreement, OCA alleged that the Company should be bound by its terms as a result of the relationship between Dr. Vondrak and the Company (specifically, OCA alleged that Dr. Vondrak and Apple are alter egos and, alternatively, that Dr. Vondrak was acting as the Company's agent when he executed the confidentiality agreement). OCA's complaint stated that OCA was seeking monetary damages in excess of $75,000. In August 1997, the court dismissed OCA's claims without prejudice on the grounds that the court lacked jurisdiction. There can be no assurance that OCA will not seek to overturn the court's decision or file a similar suit in another jurisdiction.

     In August 1997, the Company filed a declaratory judgment action in the District Court of Harris County, Texas (164th Judicial District) seeking a finding by the court that neither the Company nor Dr. Vondrak has violated the terms of the confidentiality agreement, otherwise used confidential information supplied by OCA or unfairly competed against OCA. In October 1997, OCA filed an answer generally denying the Company's allegations, as well as asserting a counterclaim against the Company, JGVAOI, Apple Orthodontix of Texas, Inc., Apple Acquisition of Texas, Inc., Dr. Vondrak, John G. Vondrak, P.C., one of the Founding Affiliated Practices and the orthodontist associated with such practice. OCA's counterclaim alleges, among other things, unfair competition, misappropriation of trade secrets, tortious interference with prospective contractual arrangements and certain breaches of confidentiality agreements executed by each of Dr. Vondrak, on behalf of John G. Vondrak, P.C., and the affiliated orthodontist, on behalf of the Founding Affiliated Practice referred to above, in favor of OCA. While the Company is not a party to these confidentiality agreements, OCA alleged that the Company should be bound by their terms as a result of the relationships between Dr. Vondrak, the affiliated orthodontist and the Company (specifically, OCA alleged that Dr. Vondrak and the Company are alter egos and that the Company and abetted or conspired with Dr. Vondrak and the affiliated orthodontist in their wrongful conduct). OCA's complaint states that it is seeking monetary damages in excess of the minimum jurisdictional limits of the court, punitive damages, injunctive relief, prejudgment interest and attorneys' fees. The Company intends to vigorously defend the claims made by OCA, which the Company believes are without merit. This lawsuit is still pending, and the Company cannot predict whether it will succeed in obtaining the declarations sought from the court or, if it is not successful, what effect this may have on the Company.

     In November 1997, the Company received notice that an acquaintance of Dr. Vondrak, Mr. Donald Rose, was threatening to sue the Company, JGVAOI, Dr. Vondrak and John G. Vondrak, P.C., alleging, among other things, certain breaches of an alleged oral agreement with Dr. Vondrak pursuant to which Dr. Vondrak was to award Mr. Rose 10% of any stock issued to Dr. Vondrak in the IPO in exchange for Mr. Rose's effort to obtain venture capital for the Company. On January 8, 1998, Dr. Vondrak filed a declaratory judgment action in the District Court of Harris County, Texas (269th Judicial District) seeking a finding by the court that Mr. Rose was not entitled to any of Dr. Vondrak's stock or any other remuneration. Mr. Rose has filed a special appearance challenging jurisdiction and a general denial. The Company is not a party to the declaratory judgment action filed by Dr. Vondrak. While the Company was not a party to the alleged oral agreement, Mr. Rose has maintained that the Company should be bound by its terms as a result of the relationship between Dr. Vondrak and the Company. Although the Company believes that these allegations are without merit, there can be no assurance that a lawsuit will not be filed and, if filed, that the Company will obtain a successful outcome.

     The Company is not currently a party to any material claims, suits or complaints relating to services and products provided by the Company or the existing Affiliated Practices, although there can be no assurance that such claims will not be asserted against the Company in the future. The Company is subject to certain pending claims as a result of successor liability in connection with its affiliations with existing Affiliated Practices; however, the Company believes that the ultimate resolution of those claims will not have a material adverse effect on the financial position or operating results of the Company.

GOVERNMENT REGULATION

     The orthodontic services industry in the U.S. and Canada is regulated extensively at both the state, provincial and federal levels. Regulatory oversight includes, but is not limited to, considerations of fee-splitting, corporate practice of orthodontics and state insurance regulation.

     CORPORATE PRACTICE OF ORTHODONTICS; FEE-SPLITTING

     The laws of many states in the U.S. and provinces of Canada prohibit business corporations such as the Company from engaging in the practice of orthodontics or employing orthodontists to practice orthodontics. The specific restrictions against the corporate practice of orthodontics, as well as the interpretation of those restrictions by state regulatory authorities, vary from jurisdiction to jurisdiction. The restrictions are generally designed to prohibit an entity not wholly owned by orthodontists (such as the Company) from controlling the professional assets of an orthodontic practice (such as patient records and payor contracts), employing orthodontists to practice orthodontics (or, in certain jurisdictions, employing dental hygienists or orthodontic assistants), or controlling the content of an orthodontist's advertising or professional practice. The Company does not acquire any professional assets and, as provided in the Service Agreements, does not control the practice of orthodontics or employ orthodontists to practice orthodontics at any of the Affiliated Practices' locations. Moreover, in jurisdictions in which it is prohibited, the Company does not employ orthodontic hygienists or orthodontic assistants. The Company provides management services to the Affiliated Practices, and believes that the fees the Company charges for those services are consistent with the laws and regulations of the jurisdictions in which it operates. Therefore, the Company believes it would not be regarded as "owner," "operator" or "manager" of the Affiliated Practices within the meaning of those terms under applicable orthodontic practice acts and believes that its operations comply with the above-described laws to which it is subject. The laws of many jurisdictions also prohibit orthodontists from sharing professional fees with non-orthodontic entities.

     Dental boards do not generally interpret these prohibitions as preventing a non-orthodontic entity from owning non-professional assets used by an orthodontist in an orthodontic practice or providing management services to an orthodontist for a fee provided that the following conditions are met: (i) a licensed dentist or orthodontist has complete control and custody over the professional assets; (ii) the non-orthodontic entity does not employ or control the orthodontists (or, in some states, orthodontic hygienists or orthodontic assistants); (iii) all orthodontic services are provided by a licensed dentist or orthodontist; and (iv) licensed dentists or orthodontists have control over the manner in which orthodontic care is provided and all decisions affecting the provision of orthodontic care. Applicable laws generally require that the amount of a management fee be reflective of the fair market value of the services provided by the management company and in certain states require that any management fee be a flat fee or cost-plus fee based on the cost of services performed by the Company. In general, the orthodontic practice acts do not address or provide any restrictions concerning the manner in which companies account for revenues from an orthodontic practice, subject to the above-noted restrictions relating to control over the professional activities of the orthodontic practice, ownership of the professional assets of an orthodontic practice and payments for management services.

     There can be no assurance that a review of the Company's business relationships by courts or regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect the operations of the Company or that the regulatory environment will not change, requiring the Company to reorganize or restrict its existing or future operations. The laws regarding fee-splitting and the corporate practice of orthodontics and their interpretation are enforced by regulatory authorities with broad discretion. There can be no assurance that the legality of the Company's business or its relationship with the Affiliated Practices will not be successfully challenged or that the enforceability of the provisions of any Service Agreement will not be limited.

     STATE INSURANCE REGULATION

     Although the Company does not anticipate entering into managed care contracts, there are certain regulatory risks associated with the Company's role in negotiating and administering managed care contracts. The application of state insurance laws to other than various types of fee-for-service arrangements is an unsettled area of law and is subject to interpretation by regulators with broad discretion. As the Company or the Affiliated Practices contract with third-party payors, including self-insured plans, for certain non-fee-for-service basis arrangements, the Company may become subject to state insurance laws. Specifically, in some states, state insurance regulators may determine that the Company or an Affiliated Practice is engaged in the business of insurance because some of the managed care contracts to which an Affiliated Practice may become a party may contain capitation features. In the event that the Company or an Affiliated Practice is determined to be engaged in the business of insurance, it could be required either to seek licensure as an insurance company or to change the form of the relationships with third-party payors and, as a result, the Company's revenues may be adversely affected.

     HEALTH CARE REFORM PROPOSALS

     The U.S. Congress has considered various types of health care reform, including comprehensive revisions to the current health care system. It is uncertain what, if any, legislative proposals will be adopted in the future or what actions federal or state legislatures or third-party payors may take in anticipation of or in response to any health care reform proposals or legislation. Health care reform legislation could have a material adverse effect on the operations of the Company, and changes in the health care industry, such as the growth of managed care organizations and provider networks, may result in lower payment levels for the services of orthodontic practitioners and lower profitability for Affiliated Practices, which would reduce the service fees payable to the Company.

EXTENT OF PROTECTION OF PROPRIETARY RIGHTS

     The Company relies in part on trademark, service mark, trade dress, trade secret, unfair competition and copyright laws to protect its intellectual property rights. There can be no assurance that actions taken by the Company will be adequate to protect its intellectual property rights from misappropriation by others, that the Company's proprietary information will not become known to competitors, that others will not independently develop substantially equivalent or better intellectual properties that do not infringe on the Company's intellectual property rights or that others will not assert rights in, and ownership of, proprietary rights of the Company. Furthermore, the Company's rights to its "APPLE ORTHODONTIX" common law service mark may be limited in market areas where a similar trademark or service mark may already be in use. The Company has not applied for or obtained any registrations of its trademarks or service marks. The Company is aware of several other businesses that utilize an "APPLE" service mark in connection with the provision of general dental services, some of which have obtained federal or state trademark registrations. The Company is aware of one other orthodontic practice in the United States that utilizes a service mark similar to the Company's, which practice is not located in a market where any of the existing Affiliated Practices' offices are located.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth the names, ages (as of May 1, 1998) and positions of the Company's executive officers, key employees and directors:

                   NAME                       AGE                 POSITION
------------------------------------------    --- ----------------------------------------
John G. Vondrak, D.D.S....................    57  Chairman of the Board, President and
                                                    Chief Executive Officer
W. Daniel Cook............................    43  Senior Vice President of Practice
                                                  Affiliations and Director
Michael W. Harlan.........................    37  Vice President and Chief Financial
                                                  Officer
Stephen T. Yavorsky.......................    47  Vice President of Business Development
LeeAnn Peniche(1).........................    37  Vice President of Training and Marketing
Robert L. Brewton.........................    45  Director
Rod L. Crosby, Jr.........................    59  Director
Richard J. Marxen.........................    51  Director
William W. Sherrill(2)....................    71  Director
Clyde C. Waddell, Jr......................    56  Director

------------

(1) Key employee.

(2) Elected by holders of the Class B Stock.

     The executive officers of the Company are elected annually by the Board of Directors of the Company and serve at the discretion of the Board.

     JOHN G. VONDRAK, D.D.S. is the founder of the Company and has been Chairman of the Board of Directors and Chief Executive Officer of the Company since October 1996 and President of the Company since May 1998. He has served as a director of the Company since July 1996. Dr. Vondrak was the President and sole shareholder of JGVAOI, one of the founding affiliated practices, for more than the past five years. Dr. Vondrak is a licensed dentist, a graduate of an American Dental Association accredited orthodontic program and has maintained a private orthodontic practice for over 24 years. He is a member of the American Association of Orthodontists and the Southwest Society of Orthodontists and served as President of the New Mexico Orthodontic Society in 1979.

     W. DANIEL COOK has served as a director of the Company since October 1996 and as Chief Administrative Officer from February 1997 to May 1998. He has served as Senior Vice President of Practice Affiliations since May 1998. From December 1996 to May 1997, Mr. Cook served as a consultant to the Company on various legal matters. Prior thereto he was a partner at the law firm of Breard, Raines & Cook, P.L.L.C. from March 1996 to May 1997 and was associated with the law firm of Page, Mannio, Peresich, Dickinson & McDermott, P.L.L.C. from 1991 to 1995.

     MICHAEL W. HARLAN has been Vice President and Chief Financial Officer of the Company since March 1997. From December 1996 to February 1997, Mr. Harlan served as a consultant to the Company on financial and accounting matters. From April 1991 through December 1996, Mr. Harlan held various positions in the finance and acquisition departments of Sanifill, Inc., an international environmental services company that was acquired by USA Waste Services, Inc. in 1996. He served as the Treasurer of Sanifill, Inc. beginning in September 1993. While at Sanifill, Inc., Mr. Harlan participated in numerous acquisitions and was actively involved in raising public and private capital.

     STEPHEN T. YAVORSKY has served as Vice President of Business Development since May 1998. From December 1997 to May 1998, he was an employee of the Company who developed new offices. From March 1995 to December 1997, Mr. Yavorsky served as Executive Vice President of The Walters Group, a real estate development company. From 1988 to 1995, Mr. Yavorsky served as Chairman, Chief Executive Officer and President of Union Land Title Company.

     LEEANN PENICHE has been Vice President of Training and Marketing since June 1997. Prior to that time, she served as Director of Training of the Company beginning in March 1997. From September 1996 to February 1997, Ms. Peniche served as a consultant to the Company on various practice development matters. In July 1989, Ms. Peniche founded Peniche & Associates, Inc., a consulting firm specializing in the development and implementation of practice development techniques for orthodontic practices throughout North America, where she has served as its President from inception to the date of the IPO. From January 1985 until September 1991, Ms. Peniche was on the faculty of Paradigm Practice Management Company, where she specialized in training orthodontists and their staff in practice development activities. Ms. Peniche is a frequent lecturer with the American Association of Orthodontics, the Pacific Coast Orthodontic Society and numerous other private orthodontic societies. Ms. Peniche is a Registered Dental Assistant, specializing in orthodontics.

     ROBERT L. BREWTON has served as a director of the Company since February 1998. Since January 1996, Mr. Brewton has served as the Chief Investment Officer of Residential Company of America, Ltd., a privately-held real estate investment and management company. From 1987 until January 1996, Mr. Brewton served as President of the multifamily division of the Transwestern Property Company, the predecessor of Residential Company of America, Ltd.

     ROD L. CROSBY, JR. has served as a director of the Company since July 1997. Mr. Crosby has served as the Senior Vice President of Business Development of Corporate Express, a supplier of office products and services, since 1995. From 1994 to 1995, Mr. Crosby served as a director of U.S. Delivery Systems, Inc., a delivery service company formed as a result of a combination in November 1993 of a number of delivery companies, including ViaNet, Inc., a company founded by Mr. Crosby. Prior to that time, Mr. Crosby served as Chairman and Chief Executive Officer of ViaNet, Inc. from 1986 until 1993. Mr. Crosby serves on the board of directors of e-CommLink, a software company serving the banking and medical industries.

     RICHARD J. MARXEN has served as a director of the Company since February 1998. Mr. Marxen is the founder of Connective Technologies, Inc., a privately-held business solutions provider for systems integration, and has served as its chairman, president and chief executive officer since 1990. Prior to that time, Mr. Marxen founded a business consulting firm and a management systems consulting firm.

     WILLIAM W. SHERRILL has served as a director of the Company since October 1996. He is an Executive Professor at the University of Houston College of Business Administration and is the Director for the University of Houston's Center for Entrepreneurship & Innovation. Mr. Sherrill was formerly the principal of William W. Sherrill, Financial Consultants from 1974 to 1981. From 1971 to 1974, Mr. Sherrill served as the President of Associates Corporation of North America and was a director of Gulf and Western Industries, Inc. Before joining Associates Corporation, he was appointed by the President of the United States in 1967 to fill an unexpired term as Governor of the Federal Reserve Board in Washington, D.C. and was reappointed to a full 14-year term on the Board of Governors. Prior to his Federal Reserve appointment, he was the Director of the Federal Deposit Insurance Corporation. Mr. Sherrill initially was appointed to the Company's Board of Directors pursuant to the provisions of a funding agreement between the Company and TriCap Funding I, L.L.C. ("TriCap"). See "Certain Transactions".

     CLYDE C. WADDELL, JR. has served as a director of the Company since July 1997. Mr. Waddell is the owner, President and Chief Executive Officer of Hester's Office Center, Inc., an office supply company, and has served in such capacity for more than the past five years. Mr. Waddell is a certified public accountant.

     In May 1998, the Company undertook a management reorganization, as follows:
Dr. Vondrak was given added responsibilities as President and the chief operating officer, replacing Robert J. Syverson; Mr. Yavorsky, formerly head of real estate operations, replaced H. Steven Walton as a vice president of business development; and Mr. Cook was elected to the new position of Senior Vice President of Practice Affiliations.

BOARD OF DIRECTORS

     The Board of Directors of the Company currently consists of seven directors. The Board of Directors is divided into three classes with two or three directors in each class, with the term of one class expiring at the annual meeting of stockholders in each year, commencing in 1998. At each annual meeting of stockholders, directors of the class the term of which then expires will be elected by the holders of the Common Stock or, in the case of the Class B director, by the holders of the Class B Stock, to succeed those directors whose terms are expiring. The terms of Messrs. Crosby and Marxen expire in 1998, the terms of Messrs. Brewton, Cook and Sherrill expire in 1999 and the terms of Dr. Vondrak and Mr. Waddell expire in 2000.

     Currently, there are three committees of the Board: Audit (comprised of Messrs. Crosby, Sherrill and Waddell (chairman)), Compensation (comprised of Messrs. Brewton, Crosby, Marxen, Waddell and Sherrill (chairman)) and Acquisitions (comprised of Messrs. Cook and Sherrill and Dr. Vondrak (chairman)). The members of the Audit and Compensation Committees are not employees of the Company.

     Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of the Company receives a fee of $2,000 for attendance at each Board of Directors meeting and $1,000 for attendance at each committee meeting (unless held on the same day as a Board of Directors meeting). All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacity as directors of the Company.

     On the date of the IPO, each nonemployee director was granted nonqualified stock options ("NSOs") to purchase 10,000 shares of Common Stock. In addition, on the first business day of the month following the date on which each annual meeting of the Company's stockholders is held, each non-employee director automatically will be granted NSOs to purchase an additional 5,000 shares of Common Stock. Any person who first becomes a nonemployee director after the date of the IPO otherwise than by election at an annual meeting of stockholders automatically is granted, on the date of his or her election, NSOs to purchase 10,000 shares of Common Stock.

EXECUTIVE COMPENSATION

     The following table sets forth information regarding the compensation of the Company's chief executive officer and other executive officers who were serving as such at December 31, 1997 (the "Named Executive Officers") for the year ended December 31, 1997 and the period from the Company's inception (July 15, 1996) through December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                                              COMPENSATION AWARDS
                                                         ANNUAL COMPENSATION(1)            --------------------------
                                                  -------------------------------------                      SHARES
                                                                          OTHER ANNUAL      RESTRICTED     UNDERLYING
     NAME AND PRINCIPAL POSITION         YEAR     SALARY(2)     BONUS     COMPENSATION     STOCK AWARDS     OPTIONS
-------------------------------------  ---------  ----------  ---------   -------------    ------------    ----------
John G. Vondrak, D.D.S...............       1997  $  176,763  $  52,000      $ 2,054(3)         --           135,000
  Chairman of the Board and                 1996      75,000       --           --              --              --
  Chief Executive Officer
Robert J. Syverson(4)................       1997     159,455     48,000         --              --           100,000
  President and Chief                       1996      56,000       --           --               (5)            --
  Operating Officer
Michael W. Harlan....................       1997     135,049     48,000         --              --              --
  Vice President and Chief                  1996       7,688       --           --               (5)          90,000
  Financial Officer
H. Steven Walton(4)..................       1997     404,447(6)  37,000         --              --           161,850
  Vice President of Business                1996        --         --           --              --              --
  Development
W. Daniel Cook.......................       1997     117,564     48,000         --              --            70,000
  Chief Administrative Officer              1996      10,000       --           --               (5)            --


                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

------------
(1) Excludes any perquisites and other benefits that do not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for any Named Executive Officer.

(2) Amounts shown for 1996 consist of fees earned as a consultant to the Company. Amounts shown for 1997 include (i) fees earned as a consultant to the Company from January 1997 to April 1997 of $62,500, $62,500, $51,021 and $40,000 for Dr. Vondrak, Mr. Syverson, Mr. Harlan and Mr. Cook, respectively.

(3) Consists of moving expenses reimbursed by the Company in 1997. Does not include amounts for shares of stock purchased by Dr. Vondrak in October 1996 in respect of which the Company recorded a special compensation expense of $9,052,346 in 1996.

(4) No longer an executive officer of the Company.

(5) Does not include amounts for shares of restricted stock purchased by Messrs. Syverson and Cook in October 1996 and Mr. Harlan in December 1996. For federal income tax purposes, the Company valued the shares purchased in October 1996 at their purchase price ($1,030 for Mr. Syverson and $1,202 for Mr. Cook) and the shares purchased by Mr. Harlan at $16,139. For financial statement purposes, the Company recorded special compensation expense for 1996 of $1,029,980 (Mr. Syverson), $537,873 (Mr. Harlan) and $1,201,637 (Mr.
    Cook). See "Certain Transactions -- Organization of the Company."

(6) Includes performance-based payment for successful completion of new affiliations of orthodontists with the Company pursuant to Mr. Walton's employment agreement with the Company. See "-- Employment Agreements."

     OPTION GRANTS. The following table sets forth certain information on grants of stock options during 1997 to the Named Executive Officers reflected in the Summary Compensation Table.

                         STOCK OPTIONS GRANTED IN 1997

                                                               INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                                           ---------------------------------------------------------           VALUE AT
                                                              PERCENT OF                                    ASSUMED ANNUAL
                                              NUMBER OF         TOTAL                                       RATES OF STOCK
                                               SHARES          OPTIONS                                  PRICE APPRECIATION FOR
                                             UNDERLYING       GRANTED TO     EXERCISE                       OPTION TERM(1)
                                               OPTIONS        EMPLOYEES     PRICE (PER    EXPIRATION   ------------------------
                                           GRANTED IN 1997     IN 1997      SHARE)(2)        DATE          5%          10%
                                           ---------------    ----------    ----------    ----------   ----------  ------------
John G. Vondrak, D.D.S..................       135,000(3)        14.6%        $ 7.00        05/22/07   $  594,305  $  1,506,087
Robert J. Syverson......................       100,000(3)        10.8           7.00        05/22/07      440,226     1,115,620
H. Steven Walton........................       161,850(4)        17.5           7.00        05/22/07      712,506     1,805,631
W. Daniel Cook..........................        70,000(3)         7.6           7.00        05/22/07      308,158       780,934

------------
(1) The exercise price of the options granted was equal to the fair market value of the Common Stock on the date of grant.

(2) The potential realizable value through the expiration date of the options has been determined on the basis of the per share market price at the time the options were granted, compounded annually over 10 years, net of the exercise price. These values have been determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Company's Common Stock.

(3) These options were granted in April 1997 and became exercisable with respect to 25% of the shares subject thereto on May 29, 1997. They become exercisable in additional 25% increments on each May 29 in the period ended May 29, 2000.

(4) Includes options to purchase 85,000 shares granted in April 1997 which have the exercisability schedule described in Note (1) above. The remaining options became exercisable with respect to 38,425 shares on May 29, 1997 and will become exercisable with respect to the remaining 38,425 shares on May 29, 1998.

     OPTION EXERCISES AND 1997 YEAR-END OPTION VALUES. The following table sets forth certain information with respect to unexercised options to purchase Common Stock held by the Named Executive Officers at December 31, 1997. None of the Named Executive Officers exercised options in 1997.

                          YEAR-END 1997 OPTION VALUES

                                                  NUMBER OF SHARES
                                               UNDERLYING UNEXERCISED              VALUE OF UNEXERCISED
                                                   OPTIONS HELD AT                IN-THE-MONEY OPTIONS AT
                                                  DECEMBER 31, 1997                DECEMBER 31, 1997(1)
                                           -------------------------------    -------------------------------
                                           EXERCISABLE    UNEXERCISABLE(2)    EXERCISABLE    UNEXERCISABLE(2)
                                           -----------    ----------------    -----------    ----------------
John G. Vondrak.........................      33,750           101,250         $ 164,531         $493,594
Robert J. Syverson......................      25,000            75,000           121,875          365,625
Michael W. Harlan.......................      45,000            45,000           219,375          219,375
H. Steven Walton........................      59,675           102,175           290,916          498,103
W. Daniel Cook..........................      17,500            52,500            85,313          255,938
------------

(1) Value of unexercised in-the-money options is calculated based upon the difference between the option price and the closing price of the Common Stock at year end, multiplied by the number of shares underlying the options. The closing price of the Common Stock as reported on the American Stock Exchange on December 31, 1997 was $11.875.

(2) All of these options become immediately exercisable upon a change in control of the Company.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Dr. Vondrak and Messrs. Harlan and Cook. Each of these agreements provides for an annual base salary in an amount not less than $180,000, $130,000 and $120,000 for Dr. Vondrak, Mr. Harlan and Mr. Cook, respectively, and entitles the employee to participate in all the Company's compensation plans (as defined in the agreements) in which other executive officers of the Company participate. Each of these agreements also has a continuous three-year term, subject to the right of the Company and the employee to terminate the employee's employment at any time. If the employee's employment is terminated by the Company without cause (as defined in the agreements) or by the employee with good reason (as defined in the agreements), the employee will be entitled, during each of the years in the three-year period beginning on the termination date, to (i) periodic payments equal to his average annual cash compensation (as defined in the agreements) from the Company, including bonuses, if any, during the two years (or the period of employment, if shorter) preceding the termination date, and (ii) continued participation in all the Company's compensation plans (other than the granting of new awards under the 1997 Stock Compensation Plan or any other performance-based plan). Except in the case of a termination for cause, any stock options previously granted to the employee under the 1997 Stock Compensation Plan that have not been exercised and are outstanding as of the time immediately prior to the date of his termination will remain outstanding (and continue to become exercisable pursuant to their respective terms) until exercised or the expiration of their term, whichever is earlier. If a change of control (as defined in the agreements) of the Company occurs, the employee will be entitled to terminate his employment at any time during the 365-day period following that change of control and receive a lump-sum payment equal to three times his highest annual base salary under the agreement (plus such amounts as may be necessary to hold the employee harmless from the consequences of any resulting excise or other similar purpose tax relating to "parachute payments" under the Internal Revenue Code of 1986, as amended). Each employment agreement contains a covenant limiting the employee's right to compete against the Company for a period of one year following termination of employment.

     The Company had employment agreements with Messrs. Syverson and Walton. Both agreements, as amended in February 1998, provided that if the Company terminates the employee's employment or the employee resigns, the employee will be entitled to a severance benefit keyed to his prior annual cash compensation and payable ratably over the 12-month period beginning on the date of termination. As of March 31, 1998, the severance benefit for Mr. Syverson would have been $682,500. As of the same date, the severance benefit for Mr. Walton, reflecting the commissions to which his employment agreement entitles him in connection with the Company's new affiliations with orthodontists, would have been a minimum of $1,600,000.

     Mr. Walton's employment agreement obligated the Company to lend Mr. Walton, on a nonrecourse unsecured basis, the amount necessary to enable him to exercise options to purchase up to 76,850 shares of Common Stock at an exercise price of $7.00 per share (a maximum of $537,950). The Company will treat this loan (or loans) as compensation expense and ordinary income to Mr. Walton. In that event, Mr. Walton's employment agreement would require the Company to reimburse
Mr. Walton in the amount necessary to place him in essentially the same tax position had he purchased the optioned shares for a nominal amount in December 1996.

     Each Affiliated Practice enters into an employment agreement with its orthodontist employees. See "Business -- Orthodontist Employment Agreements."

1997 STOCK COMPENSATION PLAN

     The objective of the Company's 1997 Stock Compensation Plan (the "Stock Plan"), which was approved by the Board of Directors and the stockholders of the Company, is to promote the growth and general prosperity of the Company by enabling the Company (i) to grant to employees, non-employee directors, advisors and orthodontists associated with Affiliated Practices shares of Common Stock and options to purchase Common Stock, (ii) to help the Company attract and retain superior personnel and (iii) to provide such persons with additional incentives to contribute to the success of the Company. The number of shares of Common Stock that may be issued under the Stock Plan is the greater of 1,000,000 shares or 12% of the number of shares outstanding on the last day of the preceding calendar quarter (which includes 979,050 shares subject to options previously granted).

     The Stock Plan provides for the grant of stock options and restricted stock (collectively, "Awards"). Since the date of the IPO, the Stock Plan has been administered by the Compensation Committee of the Board of Directors, which is comprised of five non-employee members of the Board of Directors (the "Committee"). The Committee has, subject to the terms of the Stock Plan, the sole authority to grant Awards, to interpret the Stock Plan and to make all other determinations necessary or advisable for the administration of the Stock Plan. All the Company's employees, non-employee directors, advisors and orthodontists associated with Affiliated Practices are eligible to receive Awards.

     As of May 4, 1998, the Company had (i) outstanding options to purchase a total of approximately 979,050 shares of Common Stock under the Stock Plan and
(ii) approximately 264,000 additional shares available for future Awards under the Stock Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In September 1997, the Company established a Compensation Committee to make recommendations with respect to salaries and bonuses to be paid to officers and other employees of the Company. The current members of the Compensation Committee of the Board are Messrs. Brewton, Crosby, Marxen, Waddell and Sherrill (chairman), each of whom is a nonemployee director. Prior to completion of the Company's initial public offering, matters with respect to the compensation of executive officers and other employees of the Company were determined by the members of the Board of Directors as a whole. Messrs. Vondrak and Cook, who were members of the Board of Directors, participated in deliberations concerning compensation.

                              CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

     The following table provides certain information concerning the shares of Class B Stock the Company issued and sold to certain of its affiliates on October 11 and December 9, 1996:

                                       DATE OF      NUMBER      PURCHASE PRICE
                  NAME                ISSUANCE     OF SHARES      PER SHARE
-----------------------------------  -----------   ---------    --------------
John G. Vondrak, D.D.S.............     10/11/96   1,358,782        $ .001
TriCap Funding I, L.L.C............     10/11/96   1,373,498          .001
Robert J. Syverson.................     10/11/96     130,809          .001
W. Daniel Cook.....................     10/11/96     171,687          .001
Michael W. Harlan..................     12/09/96      76,850          .001

     The number of shares of Class B Stock issued on October 11, 1996 to each of the founding stockholders shown in the table was determined by negotiations among the founding stockholders. The number of shares of Class B Stock issued to Michael W. Harlan on December 9, 1996 was determined by negotiations between the Board of Directors and Mr. Harlan. Class B Stock is convertible into Common Stock on a share-for-share basis under certain circumstances.

     The shares of Class B Stock the Company sold to Messrs. Syverson and Harlan, and 76% of the shares the Company sold to Mr. Cook, in 1996 were issued subject to restrictions on transfer and risk of forfeiture if employment were to be terminated in certain circumstances. When the IPO closed, these restrictions and risk lapsed with respect to 50% of the restricted shares each employee owns. The Company expects that these restrictions and risk will lapse on May 29, 1998 on the remaining restricted shares each employee owns.

     In connection with the acquisition of the assets of JGVAOI, one of the Founding Affiliated Practices, Dr. Vondrak received approximately 259,981 shares of Common Stock and $455,000, and entered into a Service Agreement providing for service fee payments to the Company. In July 1997, Dr. Vondrak transferred his practice to another orthodontist affiliated with the Company. As a result, Dr. Vondrak is no longer a party to a Service Agreement with the Company and paid no fees to the Company pursuant to that Service Agreement. The Company used its proceeds from the IPO and funds advanced by TriCap to reimburse JGVAOI for the Company's organizational expenses JGVAOI had incurred on the Company's behalf.

AGREEMENTS WITH TRICAP AND TRICAP PARTNERS

     TriCap Partners, an affiliate of TriCap that is co-owned by Mr. Sherrill, a director, was the exclusive financial advisor to the Company pursuant to a consulting agreement that expired May 29, 1997. Pursuant to that agreement and when the IPO closed, the Company (i) paid to TriCap Partners $500,000 and (ii) issued to TriCap Partners a warrant to purchase 180,000 shares of Common Stock at an exercise price per share of $7.00. The Company granted TriCap Partners certain demand and piggyback registration rights respecting the warrant shares. TriCap partners subsequently distributed this warrant to its investors, including Mr. Sherrill.

     Pursuant to a funding agreement between TriCap and the Company, TriCap advanced to the Company approximately $2.6 million to fund transaction costs in connection with the affiliation with the Founding Affiliated Practices and the IPO. The Company used proceeds from the IPO to repay these advances, together with expenses of approximately $400,000 incurred by TriCap on behalf of the Company with interest. The funding agreement terminated pursuant to its terms on May 29, 1997. In connection with the funding agreement, the Company granted TriCap and Dr. Vondrak certain piggyback registration rights.

     TriCap purchased 400,000 shares of Common Stock in the IPO. TriCap subsequently distributed all the shares of the Company held by it, including these shares, to its investors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the shares of Common Stock and the Class B Stock of the Company beneficially owned directly or indirectly as of May 1, 1998
(i) by each person who is known to the Company to own beneficially more than 5% of the Common Stock and the Class B Stock, (ii) each of the Company's directors and Named Executive Officers and (iii) all executive officers and directors as a group.

                                                   NUMBER OF SHARES BENEFICIALLY OWNED
                                        ----------------------------------------------------------
                                                                                          COMBINED
                                         COMMON      PERCENT      CLASS B     PERCENT      VOTING
                                        STOCK(2)     OF CLASS      STOCK      OF CLASS     POWER
                                        ---------    --------   -----------   --------    --------
John G. Vondrak, D.D.S.(1)...........     377,481      3.6%       1,293,377     42.4%        6.7%
Robert J. Syverson...................      50,000       *           130,809      4.3          *
Michael W. Harlan....................      45,000       *            76,850(3)   2.5          *
H. Steven Walton.....................     120,850       *             --          --          *
W. Daniel Cook(1)....................      60,198       *           171,687      5.6          *
Robert L. Brewton....................       2,500       *             --          --          *
Rod L. Crosby, Jr. ..................      18,906       *            28,167      1.0          *
Richard J. Marxen....................       2,500       *             --          --          *
William W. Sherrill..................      66,250       *           137,350      4.5         1.0
Clyde C. Waddell, Jr. ...............       2,500       *             --          --          *
All executive officers and directors
  as a group (10 persons)............     746,185      7.1        1,838,240     60.3        11.3

------------
 *  less than 1%.

(1) The address of such person is 2777 Allen Parkway, Suite 700, Houston, Texas 77019.

(2) Includes shares subject to outstanding options that are or will become exercisable within 60 days of May 1, 1998, as follows: Dr. Vondrak -- 67,500; Mr. Syverson -- 50,000; Mr. Harlan -- 45,000; Mr. Walton -- 119,350;
    Mr. Cook -- 35,000 shares; and Messrs. Brewton, Crosby, Marxen, Sherrill and Waddell -- 2,500 each. In addition, the shares shown for Mr. Sherrill include 60,000 shares subject to an outstanding exercisable warrant.

(3) Includes 16,350 shares held of record by the Michael and Bonnie Harlan 1996 Family Trust. Mr. Harlan disclaims beneficial ownership of those shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $0.001 per share, 4,106,852 shares of Class B Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). As of May 4, 1998, 10,540,016 shares of Common Stock were issued and outstanding, 3,048,107 shares of Class B Stock were issued and outstanding and no shares of Preferred Stock of the Company were issued and outstanding. The following summary is qualified in its entirety by reference to the Charter, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK AND CLASS B STOCK

     Holders of Class B Stock have the ability to elect as a class one member of the present seven-member Board of Directors and holders of the Common Stock have the ability to elect as a class all other members of the Board of Directors. If the authorized number of directors were to increase to 10 or more, holders of Class B Stock would have the ability to elect 20% of the Board of Directors (rounded down to the nearest whole number) and, subject to the rights of the holders of any series of preferred stock, the holders of Common Stock would have the right to elect the remaining directors. The Common Stock and Class B Stock possess ordinary voting rights and vote together as a single class in respect of all other corporate matters, holders of Common Stock having one vote per share and holders of Class B Stock having three-tenths ( 3/10ths) of a vote per share. The Common Stock and Class B Stock afford no cumulative voting rights, and the holders of a majority of the shares of the Common Stock or the Class B Stock, as applicable, voting for the election of directors can elect all the directors to be elected by the holders of such stock if they choose to do so. The Common Stock and Class B Stock carry no preemptive rights and are not redeemable, assessable or entitled to the benefits of any sinking fund. The holders of Common Stock and Class B Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. The Company intends that all future dividends, if any, declared on, or distributions with respect to, its shares of Common Stock and Class B Stock will be paid on a pro rata basis to the holders of such shares. See "Dividend Policy" for information regarding the Company's dividend policy.

     Directors may be removed, with cause, by the holders of the class or classes of stock that elected them. Directors may be removed by the Board of Directors only for cause. Vacancies in a directorship may be filled by the vote of the class or classes of shares that had previously filled that vacancy, or by the remaining directors or director elected by such class or classes; however, if there are no such directors, the vacancy may be filled by the other directors.

     Each share of Class B Stock will automatically convert to Common Stock on a share-for-share basis (i) in the event of a disposition of such share of Class B Stock by the holder thereof (excluding dispositions to such holder's affiliates), (ii) in the event any person not affiliated with Apple acquires beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company, (iii) in the event any person not affiliated with Apple offers to acquire beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company, (iv) in the event the holder of such share elects to so convert at any time after the second anniversary of the date of the IPO,
(v) on the fifth anniversary of the date of the IPO or (vi) in the event the holders of a majority of the outstanding shares of Common Stock approve such conversion. In addition, the Company may elect to convert any outstanding shares of Class B Stock into shares of Common Stock in the event 80% or more of the outstanding shares of Class B Stock as of the date of the IPO have previously been converted into shares of Common Stock.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Charter and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the holders of Common Stock.

     Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. On the other hand, such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

STATUTORY BUSINESS COMBINATION PROVISION

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) on consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

OTHER MATTERS

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors and executive officers providing for indemnification with respect to certain matters.

     The Charter provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Charter and the Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the President or a majority of the Board of Directors.

     The Charter provides that the Board of Directors shall consist of three classes of directors serving for staggered terms. As a result, it is currently contemplated that approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest. In addition, the provisions of the Charter relating to the election of certain directors by the holders of the Class B Stock will prevent persons controlling a majority of the outstanding Common Stock from replacing such directors. See "Management -- Directors, Executive Officers and Key
Employees."

     The Charter provides that the number of directors shall be as determined by the Board of Directors from time to time, but shall not be less than three. It also provides that a director may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding shares of the class entitled to vote with respect to the election of such director. This provision, in conjunction with the Charter provisions authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

STOCKHOLDER PROPOSALS

     The Company's Bylaws contain provisions (i) requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders and (ii) establishing certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder
(i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the seventh day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. The foregoing summary is qualified in its entirety by reference to the Company's Bylaws, which are included as an exhibit to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of May 4, 1998, the Company had outstanding (i) 10,540,016 shares of Common Stock and (ii) 3,048,107 shares of Class B Stock. The 4,617,500 shares of Common Stock sold in the IPO and a registered public offering in November 1997 generally are freely tradable. Approximately 3,449,000 shares of Common Stock are subject to contractual restrictions on resale that lapse on May 29, 1998, when these shares will become eligible for resales subject to the applicable limitations of Securities Act Rule 144. Approximately 1,346,000 shares of Common Stock are subject to contractual restrictions on resale that lapse at various times during the 12 months ending April 30, 1999. These shares were registered under the Securities Act by means of the Registration Statement of which this Prospectus is a part. Beginning in June 1998, substantially all the remaining outstanding shares of Common Stock (including shares issued and held in trust for exchange for securities of a Canadian subsidiary) and the outstanding Class B Stock will be eligible for resale either subject to the applicable limitations of Rule 144 or by means of a shelf registration statement the Company will file under the Securities Act.

     In general, under Rule 144, if a minimum of one year has elapsed since the later of the date of acquisition of restricted securities from the issuer or from an affiliate of the issuer, the acquiror or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of 1% of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if a period of at least two years has elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. The SEC has proposed certain amendments to Rule 144 that would, among other things, eliminate the manner of sale requirements and revise the notice provisions of that rule. The SEC has also solicited comments on other possible changes to Rule 144, including possible revisions to the one- and two-year holding periods and the volume limitations referred to above.

     As of May 4, 1998, options to purchase an aggregate of approximately 979,050 shares of Common Stock were outstanding under the Company's Stock Plan. See "Management -- 1997 Stock Compensation Plan." In general, pursuant to Rule 701 under the Securities Act, any employee, officer or director of, or consultant to, the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144, and permit affiliates to sell such shares without compliance with the holding period provisions of Rule 144, in each case commencing 90 days after May 22, 1997, the date on which the Company became subject to the reporting requirements of the Exchange Act. A total of 979,050 shares of Common Stock are eligible for resale pursuant to Rule 701 (on exercise of options). In addition, the Company has filed a registration statement on Form S-8 covering the 980,000 shares underlying Awards under the Stock Plan. As a result, these shares generally will be freely tradable by non-affiliates in the public market without restriction under the Securities Act.

     Pursuant to Securities Act Rule 145, the volume limitations and certain other requirements of Rule 144 will apply to resales of the Common Stock this Prospectus covers by affiliates of the Practices with which the Company affiliates or the businesses the Company acquires for a period of one year from the date of the affiliation or acquisition (or such shorter period as the SEC may prescribe), but otherwise these shares will be freely tradable by persons not affiliated with the Company unless it restricts this resale by contract. The Company anticipates that the agreements entered into in connection with its future Affiliations will contractually restrict the resale of all or a portion of the shares issued in those transactions for varying periods of time.

     In connection with the affiliations with the Founding Affiliated Practices, the Company entered into a registration rights agreement with former stockholders of the Founding Affiliated Practices (the "Registration Rights Agreement"), which provides certain registration rights with respect to the Common Stock issued to such stockholders in connection with such affiliations. The Registration Rights Agreement provides the holders of Common Stock subject to the agreement with the right in the event the Company proposes to register under the Securities Act any Common Stock for its own account or for the account of others at any time through November 2001, subject to certain exceptions, to require the Company to include shares owned by them in the registration. In addition, pursuant to separate registration rights agreements with TriCap, Dr. Vondrak and TriCap Partners, certain of these parties and certain of their transferees have the right, in the event the Company proposes to register under the Securities Act any Common Stock for its own account or for the account of others at any time through November 2001, subject to certain exceptions, to require the Company to include shares owned by them in the registration. Furthermore, the registration rights agreement to which TriCap Partners is a party provides for a single demand registration right pursuant to which Apple will file a registration statement under the Securities Act to register the sale of the shares issuable on exercise of the warrant described under "Certain Transactions." The demand request may be made at any time before May 31, 2002, subject to certain conditions and limitations.

     In the case of each registration rights agreement described, the Company is generally required to pay the costs associated with such an offering other than fees and disbursements of counsel for the selling stockholders, any brokerage fees and expenses applicable to shares of Common Stock being sold by them, underwriting discounts and commissions and transfer taxes attributable to the shares sold on behalf of the selling stockholders. Each registration rights agreement provides that the number of shares of Common Stock that must be registered on behalf of the selling stockholders is subject to limitation if the managing underwriter determines that market conditions require a limitation. Under each agreement, the Company will indemnify the selling stockholders thereunder, and such stockholders will indemnify the Company, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

     No prediction can be made of the effect, if any, that sales of shares under Rule 144, or otherwise, or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, or otherwise, because such amount will depend on the trading volume in, and market price for, the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock of the Company.

                              PLAN OF DISTRIBUTION

     This Prospectus covers the offer and sale of up to 654,217 shares of Common Stock the Company may issue from time to time in connection with the future Affiliations.

     The Company expects that the terms on which it may issue the shares will be determined through negotiations with the security holders or principal owners of the Practices with which the Company affiliates or the businesses the Company acquires. It expects that the shares issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an Affiliation agreement is executed or at the time an Affiliation is consummated.

     The shares of Common Stock offered hereby will be included on The American Stock Exchange, but may be subject to certain contractual holding period restrictions.

                                    EXPERTS

     The financial statements of Apple Orthodontix, Inc. as of December 31, 1997 and for the period from inception, July 15, 1996, through December 31, 1996 included in this Prospectus and appearing elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected without charge at the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the SEC:
Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can also be obtained from the SEC at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The Common Stock is listed on The American Stock Exchange. The Company's reports, proxy statements and other information are available for inspection at the offices of The American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the SEC a Registration Statement on Form S-4 with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for complete statements of their provisions. All these documents may be inspected without charge at the SEC's offices or copied at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS


                                        PAGE
                                        -----
AUDITED FINANCIAL STATEMENTS OF APPLE
ORTHODONTIX, INC.
     Report of Independent Public
     Accountants.....................    F-2
     Consolidated Balance Sheet......    F-3
     Consolidated Statements of
     Operations......................    F-4
     Consolidated Statements of
     Changes in Stockholders' Equity
     (Deficit).......................    F-5
     Consolidated Statements of Cash
     Flows...........................    F-6
     Notes to Financial Statements...    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Apple Orthodontix, Inc.:

     We have audited the accompanying consolidated balance sheets of Apple Orthodontix, Inc., a Delaware corporation, and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 1997 and the period from inception, July 15, 1996, through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apple Orthodontix, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from inception, July 15, 1996, through December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
February 25, 1998

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                DECEMBER 31,
                                       -------------------------------
                                            1997            1996
                                       --------------  ---------------
               ASSETS
Current assets:
     Cash and cash equivalents.......  $    2,114,449  $        21,254
     Restricted cash.................       2,140,146        --
     Receivable from orthodontic
       practices, net of allowances
       of $69,163 and $0,
       respectively..................       2,361,627        --
     Prepaid expenses................         250,205        --
     Other current assets............         644,557        --
                                       --------------  ---------------
          Total current assets.......       7,510,984           21,254
                                       --------------  ---------------
Property and equipment, net..........       6,025,430        --
Intangible assets, net...............      39,146,371           44,687
Receivable from orthodontic
  practices, net of current
  portion............................       1,641,633        --
Deferred issuance costs..............          34,325        1,395,350
Other assets.........................         821,508        --
                                       --------------  ---------------
          Total assets...............  $   55,180,251  $     1,461,291
                                       ==============  ===============
LIABILITIES AND STOCKHOLDERS' EQUITY
              (DEFICIT)
Current liabilities:
     Current maturities of long-term
       debt..........................  $    1,022,710  $     --
     Accounts payable and accrued
       expenses......................       3,242,000        1,830,009
     Payable to orthodontic
       practices.....................         250,649        --
     Income tax payable..............         351,013        --
     Amounts due to venture capital
       investors.....................        --                515,000
                                       --------------  ---------------
          Total current
             liabilities.............       4,866,372        2,345,009
                                       --------------  ---------------
Long-term debt, net of current
  maturities.........................         247,624        --
Deferred income taxes................      14,544,383        --
Other long-term obligations..........          29,099        --
                                       --------------  ---------------
          Total liabilities..........      19,687,478        2,345,009
                                       --------------  ---------------
Commitments and contingencies
Stockholders' equity (deficit)
     Class A common stock , $0.001
       par value, 25,000,000 shares
       authorized, 9,980,192 and 0
       shares issued and
       outstanding...................           9,980        --
     Class B common stock, $0.001 par
       value, 4,106,852 shares
       authorized, 3,176,774 and
       3,347,084 shares issued and
       outstanding...................           3,177            3,347
     Additional paid-in capital......      58,295,163       23,422,313
     Warrants........................         777,106        --
     Retained deficit................     (23,592,653)     (24,309,378)
                                       --------------  ---------------
          Total stockholders' equity
             (deficit)...............      35,492,773         (883,718)
                                       --------------  ---------------
          Total liabilities and
             stockholders' equity
             (deficit)...............  $   55,180,251  $     1,461,291
                                       ==============  ===============

  The accompanying notes are an integral part of these consolidated financial statements.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          PERIOD FROM
                                                           INCEPTION
                                                           (JULY 15,
                                         YEAR ENDED      1996) THROUGH
                                        DECEMBER 31,     DECEMBER 31,
                                            1997             1996
                                        -------------    -------------
Management service fee revenues......    $ 19,185,550    $    --
Costs and expenses:
  Salaries and benefits..............       8,411,032          627,476
  Orthodontic supplies...............       2,351,786         --
  Rent...............................       2,155,876           19,676
  Advertising and marketing..........         483,973         --
  General and administrative.........       3,616,596          232,232
  Depreciation and amortization......         943,437            4,510
  Special compensation expense
     related to issuance of stock....        --             13,812,681
  Special consulting expense related
     to issuance of stock............        --              9,612,803
                                        -------------    -------------
          Total costs and expenses...      17,962,700       24,309,378
                                        -------------    -------------
          Operating income (loss)....       1,222,850      (24,309,378)
Interest expense.....................         273,506         --
Interest income......................        (190,669)        --
Other expense (income), net..........         (15,994)        --
                                        -------------    -------------
          Income (loss) before income
             tax provision...........       1,156,007      (24,309,378)
Income tax provision.................         439,282         --
                                        -------------    -------------
          Net income (loss)..........    $    716,725    $ (24,309,378)
                                        =============    =============
Earnings (loss) per common and common
  equivalent share:
          Basic......................    $       0.09    $       (7.24)
                                        =============    =============
          Diluted....................    $       0.09    $       (7.24)
                                        =============    =============
Number of shares used in calculating
  earnings (loss) per common and
  common equivalent share:
          Basic......................       8,131,905        3,358,513
                                        =============    =============
          Diluted....................       8,344,398        3,358,513
                                        =============    =============

  The accompanying notes are an integral part of these consolidated financial statements.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                CLASS A AND B                                                        TOTAL
                                                COMMON STOCK          ADDITIONAL                                 STOCKHOLDERS'
                                          -------------------------     PAID-IN                    RETAINED         EQUITY
                                              SHARES       AMOUNT       CAPITAL      WARRANTS      DEFICIT         (DEFICIT)
                                          --------------  ---------   -----------    --------    ------------    -------------
BALANCE, July 15, 1996..................        --        $  --       $   --         $  --       $    --          $   --
     Issuance of stock..................       3,347,084      3,347    23,422,313       --            --            23,425,660
     Net loss...........................        --           --           --            --        (24,309,378)     (24,309,378)
                                          --------------  ---------   -----------    --------    ------------    -------------
BALANCE, December 31, 1996..............       3,347,084      3,347    23,422,313       --        (24,309,378)        (883,718)
     Issuances of common stock..........       4,196,800      4,197    27,428,872       --            --            27,433,069
     Transfers of certain assets and
       liabilities by founders..........       3,682,554      3,683       495,274       --            --               498,957
     Special dividend to founders.......        --           --        (6,591,711)      --            --            (6,591,711)
     Issuance of warrants...............        --           --          (777,106)    777,106         --              --
     Issuance of stock to new affiliated
       practices........................       1,930,528      1,930    14,112,622       --            --            14,114,552
     Issuances of options to
       non-employees....................        --           --           204,899       --            --               204,899
     Net income.........................        --           --           --            --            716,725          716,725
                                          --------------  ---------   -----------    --------    ------------    -------------
BALANCE, December 31, 1997..............      13,156,966  $  13,157   $58,295,163    $777,106    $(23,592,653)    $ 35,492,773
                                          ==============  =========   ===========    ========    ============    =============

  The accompanying notes are an integral part of these consolidated financial statements.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                PERIOD FROM
                                                                 INCEPTION
                                                              (JULY 15, 1996)
                                           YEAR ENDED             THROUGH
                                        DECEMBER 31, 1997    DECEMBER 31, 1996
                                        -----------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............      $   716,725         $ (24,309,378)
     Adjustments to reconcile net
       income (loss) to net cash used
       in operating activities:
          Depreciation and
             amortization............          943,437                 4,510
          Deferred income tax
             expense.................           88,270             --
          Special compensation and
             consulting expense paid
             in stock................         --                  23,425,484
          Provision for doubtful
             accounts................           69,163             --
     Changes in assets and
       liabilities, excluding effects
       of acquisitions:
          Receivable from orthodontic
             practices...............       (2,322,907)            --
          Prepaid expenses...........         (285,888)            --
          Other assets...............         (683,073)            --
          Payables and other accrued
             liabilities.............       (1,766,379)              404,215
                                        -----------------    -----------------
               Net cash used in
                  operating
                  activities.........       (3,240,652)             (475,169)
                                        -----------------    -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures............       (3,631,962)            --
     Payments for new affiliated
       practices.....................       (6,815,963)            --
     Payments of costs associated
       with entering into new
       affiliations..................       (1,548,751)
     Payment into escrow for a new
       affiliated practice...........       (2,140,146)            --
     Advances to affiliates..........       (1,868,446)            --
     Repayment of advances by
       affiliates....................          123,142             --
                                        -----------------    -----------------
               Net cash used in
                  investing
                  activities.........      (15,882,126)            --
                                        -----------------    -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from borrowings........       14,934,130               798,744
     Repayments of borrowings........      (15,353,817)             (253,300)
     Proceeds from issuances of
       common stock..................       33,723,540                   176
     Cash paid related to common
       stock issuance costs..........       (5,496,169)              (49,197)
     Special dividend to founders....       (6,591,711)            --
                                        -----------------    -----------------
               Net cash provided by
                  financing
                  activities.........       21,215,973               496,423
                                        -----------------    -----------------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS........................        2,093,195                21,254
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD................           21,254             --
                                        -----------------    -----------------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD.............................      $ 2,114,449         $      21,254
                                        =================    =================

  The accompanying notes are an integral part of these consolidated financial statements.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION

     Apple Orthodontix, Inc. ("Apple" or the "Company") was founded in July
1996 to provide practice management services to orthodontic practices in the United States and Canada. On May 29, 1997, Apple acquired substantially all of the tangible and intangible assets and assumed certain of the liabilities of 31 orthodontic practices (collectively, the "Founding Affiliated Practices") in exchange for 3.7 million shares of its class A common stock, par value $.001 per share (the "Common Stock"), and $6.6 million (the "Acquisitions").
Simultaneous with the Acquisitions, Apple closed its initial public offering (the "IPO") of 2.7 million shares of Common Stock. The net proceeds of the Common Stock issued in the IPO (after deducting the underwriting discounts and commissions) were $17.6 million. Total related offering costs were $5.5 million.

     Apple effectively began operations with the Founding Affiliated Practices on June 1, 1997. Apple has subsequently acquired the assets and assumed the liabilities of additional practices (the "New Orthodontist Affiliations"). The New Orthodontist Affiliations together with the Founding Affiliated Practices are collectively referred to as the "Affiliated Practices."

     The acquisitions of the Founding Affiliated Practices have been accounted for in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 48. In accordance with SAB No. 48, the acquisition of the assets and assumption of certain liabilities for all of the Founding Affiliated Practices has been accounted for by the Company at the transferors' historical cost basis, with the shares of Common Stock issued in those transactions being valued at the historical cost of the nonmonetary assets acquired net of liabilities assumed. The cash consideration paid at closing on May 29, 1997, is reflected as a dividend by the Company to the owners of the Founding Affiliated Practices in the quarter ended June 30, 1997. SAB No. 48 is not applicable to affiliations made by the Company subsequent to the IPO.

     The acquisitions of assets and liabilities of the New Orthodontist Affiliations are accounted for by allocating the fair market value of the consideration paid by Apple to the assets acquired, net of liabilities assumed, including intangible assets. As a result of this allocation process, the Company records a significant portion of the consideration as a service fee intangible. The service fee intangible has resulted and will continue to result in substantial noncash amortization charges for intangible assets in the Company's consolidated statements of operations.

2.  SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

  CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, the Company considers all time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

  RECEIVABLE FROM ORTHODONTIC PRACTICES, NET

     The Company grants credit to its customers (i.e. the Affiliated Practices), which are located in various geographic regions throughout the United States and Canada. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  PROPERTY AND EQUIPMENT, NET

     Property and equipment is stated at cost. Equipment under capital leases is stated at the net present value of the future minimum lease payments at the inception of the related leases. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Routine maintenance and repairs are charged to expense as incurred, while costs of betterment and renewals are capitalized.

  INTANGIBLE ASSETS, NET

     Intangible assets consist primarily of service fee intangibles which are amortized over the life of the service agreement (ranging from 20 to 40 years) with the respective Affiliated Practice. Service fee intangibles represent the excess of the costs of affiliation over the fair value of the net assets acquired. The costs of affiliation include the consideration paid to the owners of the Affiliated Practices, the incremental out-of-pocket costs incurred in connection with the affiliation and the direct costs related to the Apple employees who identify, evaluate, negotiate and close the affiliation. Such costs are recorded as other noncurrent assets until consummation of the affiliation. If an affiliation is not consummated, all such costs are expensed in the period in which the affiliation is abandoned. The Company's management periodically evaluates the realizability of the intangible assets on a practice by practice basis considering such factors as profitability and net cash flow. Should this evaluation result in an assessment that the value of the intangible asset is overstated, an adjustment will be made in the period that the adjustment is identified. If it is determined that the estimated remaining service period requires revision, that revision will be made on a prospective basis.

  REVENUE RECOGNITION

     The management service fee revenues (the "Service Fees") payable to the Company by the Founding Affiliated Practices under their Service Agreements with the Company (the "Service Agreements") vary based on the fair market value, as determined in arm's-length negotiations, for the nature and amount of services provided. Except with respect to Service Agreements providing for the payment of flat fees, the Service Fees earned by the Company are in accordance with the Company's two general types of Service Agreements. The Standard Contract calls for a calculation of the monthly Service Fee based on the total revenues earned by the Founding Affiliated Practices, which is defined by the agreement to represent 24% of the total contract value in the initial month of a patient's treatment with the remainder of the contract balance earned evenly over the balance of the contract term. From total revenues, the practices retain a percentage of the Founding Affiliated Practices' cash collections. There are adjustments to the service fee designed to both provide incentives for the orthodontists to provide efficient patient treatment and to increase the number of patients treated, as well as to ensure that the orthodontists retain a minimum amount for payment of their compensation from their respective practices on a monthly basis. The Alternative Contract is used in California. It is a cost plus fee arrangement, whereby the service fee includes the reimbursement of expenses incurred by Apple in the course of providing services to the Founding Affiliated Practice plus a percentage based on revenues.

  GENERAL AND ADMINISTRATIVE COSTS

     General and administrative costs include office expenses, professional fees, clerical and other administrative overhead.

  INCOME TAXES

     The Company recognizes deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of each of these items are considered to be representative of their respective fair values.

  NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This statement establishes new standards for computing and presenting earnings per share requiring the presentation of "basic" and "diluted" earnings per share as compared to "primary" and "fully diluted" earnings per share. The Company adopted SFAS No. 128 for the year ended December 31, 1997 and restated its prior period earnings per share data.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

3.  NEW ORTHODONTIST AFFILIATIONS

     During the period from commencement of operations (June 1, 1997) through December 31, 1997, the Company completed New Orthodontist Affiliations with 21 practices representing 27 orthodontists and 37 office locations. In addition, eight orthodontists joined existing Affiliated Practices. The New Orthodontist Affiliations generated patient revenue of $23.2 million (unaudited) for their most recently completed fiscal year. Prior patient revenue is not necessarily indicative. of the level of patient revenue that these practices may be expected to generate in the future and is not necessarily indicative of the future Service Fees that the Company will receive in conjunction with these affiliations.

     Total consideration related to the New Orthodontist Affiliations is summarized as follows:

Cash.................................  $    6,815,963
Deferred payments....................         321,054
Debt assumed.........................         650,000
Common stock.........................      14,114,552
                                       --------------
          Total consideration........  $   21,901,569
                                       ==============

     In addition to the above consideration, the Company incurred out-of-pocket costs of $1.5 million related to entering into service agreements with the New Orthodontist Affiliations. The Company also placed $2.1 million into an escrow account pending the resolution of certain post-closing contingencies related to one of the New Orthodontist Affiliations closed during the third quarter of 1997. This $2.1 million is reflected as restricted cash on the accompanying consolidated balance sheet. A favorable resolution of these post-closing contingencies would result in payment of the $2.1 million to the sellers in January 1999. The Company has the right to post a letter of credit in order to have the $2.1 million released from escrow to the Company prior to January 1999. Upon the resolution of these contingencies beyond a reasonable doubt, the Company will record a liability for the consideration and allocate the consideration to the assets to be acquired, primarily intangibles.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The cost of each of the above New Orthodontist Affiliations has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed, resulting in gross service fee intangibles of $39.5 million. These allocations may be adjusted to the extent that management becomes aware of additional information within one reporting year of the affiliation date which results in a material change in the amount of any contingency or changes in the estimated fair market value of assets acquired and liabilities assumed.

4.  PROPERTY AND EQUIPMENT

     A summary of property and equipment is as follows:

                                         USEFUL         DECEMBER 31,
                                        LIVES IN   -----------------------
                                         YEARS         1997        1996
                                        --------   ------------  ---------
Equipment............................        5     $  1,440,889  $  --
Furniture and fixtures...............        7        1,371,330     --
Computer software....................        5        1,310,521     --
Leasehold improvements...............        5        1,073,448     --
Construction in progress.............     --            831,250     --
Computer hardware....................        3          487,460     --
                                                   ------------  ---------
                                                      6,514,898     --
Less: accumulated depreciation.......                  (489,468)    --
                                                   ------------  ---------
                                                   $  6,025,430  $  --
                                                   ============  =========

5.  INTANGIBLE ASSETS

     A summary of intangible assets is as follows:

                                             DECEMBER 31,
                                       -------------------------
                                            1997         1996
                                       --------------  ---------
Service fee intangible...............  $   39,482,835  $  --
Other................................         122,015     49,197
                                       --------------  ---------
                                           39,604,850     49,197
Less: accumulated amortization.......        (458,479)    (4,510)
                                       --------------  ---------
                                       $   39,146,371  $  44,687
                                       ==============  =========

6.  LONG-TERM DEBT

     A summary of long-term debt is as follows:

                                              DECEMBER 31,
                                       --------------------------
                                           1997          1996
                                       ------------  ------------
Unsecured revolving credit
  facility...........................  $    --       $    --
Notes payable, maturing in varying
  amounts through October 2002, with
  interest ranging from 7.5% to
  9.25%..............................     1,076,020       --
Capitalized lease obligations, due in
  monthly installments through April
  2001, with interest ranging from
  9.5% to 24.66%.....................       194,314       --
                                       ------------  ------------
                                          1,270,334       --
     Less: current maturities........     1,022,710       --
                                       ------------  ------------
Long-term debt, net of current
maturities...........................  $    247,624  $    --
                                       ============  ============

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On July 28, 1997, the Company entered into a three-year, $15 million unsecured revolving credit facility with Chase Manhattan Bank. Advances under this facility bear interest, at the Company's option, at prime rate or LIBOR, in each case plus a margin which is calculated based upon the Company's ratio of indebtedness to cashflow. The Company is required to maintain certain financial covenants regarding net worth, coverage ratios and additional indebtedness.

     The notes payable primarily relate to debts of the Affiliated Practices that were assumed by the Company.

     Total assets recorded under capital leases and the accumulated depreciation thereon were $263,781 and $76,958 as of December 31, 1997, respectively. There were no capital leases at December 31, 1996.

     Aggregate maturities of the notes payable and the future minimum payments under leases are as follow:

Year Ended December 31,
     1998............................  $  1,022,710
     1999............................       142,252
     2000............................        54,303
     2001............................        34,383
     2002............................        16,686
     Thereafter......................       --
                                       ------------
                                       $  1,270,334
                                       ============

7.  STOCKHOLDERS' EQUITY

  COMMON STOCK

     Holders of the Company's Class A common stock (the "Class A Stock") are entitled to one vote per share. Holders of the Company's Class B common stock (the "Class B Stock") are entitled to three-tenths ( 3/10ths) of a vote per share. The Class B Stock is convertible into Class A Stock in certain circumstances, including the disposition of shares of Class B Stock by the holder thereof (excluding dispositions to such holder's affiliates). During the year ended December 31, 1997, 170,310 shares of Class B Stock were converted into Class A Stock. Included in the 9,980,192 shares of Class A Stock at December 31, 1997 were 1,027,354 nonvoting exchangeable shares issued in connection with Canadian affiliations during 1997 which are exchangeable into shares of Class A Stock.

  DIVIDENDS

     With the exception of a special dividend paid to the Founding Affiliated Practices in connection with the Acquisitions (see Note 1), the Company has never paid cash dividends on its common stock and has no present intention to pay cash dividends. In addition, the Company's unsecured revolving credit facility prohibits the payment of cash dividends on its common stock. It is the Company's intention to retain earnings to finance the expansion of its business.

  WARRANTS

     In May 1997, the Company granted stock purchase warrants that entitled certain venture capital investors to purchase 180,000 shares of the Company's common stock at a price of $7.00 per share through May 2002. All of the warrant shares were vested at issuance. The warrants were recorded at their estimated value of $777,106 by applying the Black-Scholes option pricing model at the date of grant.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STOCK OPTION PLAN

     The Company maintains an incentive compensation plan (the "Incentive Plan") which provides the ability to grant non-qualified options, restricted stock, deferred stock, incentive stock options, stock appreciation rights and other long-term incentive awards. Stock options are typically granted under the Incentive Plan at an exercise price which equals the fair market value of the stock on the date of the grant. The number of shares available for issuance under the Incentive Plan at any time is limited to the greater of 1.0 million shares of common stock or 12% of the number of shares of common stock outstanding on the last day of the preceding calendar quarter.

     The Company issued options to purchase 922,550 shares and 0 shares during the years ended December 31, 1997 and 1996, respectively. No options were exercised during either of the two years ended December 31, 1997 or 1996. At December 31, 1997, options were outstanding at prices ranging from $3.00 to $15.25 per share, of which 225,925 were exercisable. All of the Company's options were issued at fair market value.

     As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for awards under its 1997 Stock Option Plan under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock options issued with exercise prices greater than or equal to the fair market value at the date of grant. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net loss and loss per share would have been reduced to the following pro forma amounts:

                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                             1997          1996
                                          ----------  ---------------
Net income (loss)
     As reported........................  $  716,725  $   (24,309,378)
                                          ==========  ===============
     Pro forma..........................  $  591,637  $   (24,309,378)
                                          ==========  ===============
Income (loss) per share
     As reported........................  $     0.09  $         (7.24)
                                          ==========  ===============
     Pro forma..........................  $     0.07  $         (7.24)
                                          ==========  ===============

     During the year ended December 31, 1997, the Company issued options to purchase 28,000 shares to individuals other than employees and directors of the Company as consideration for the closing of New Orthodontist Affiliations. The fair value of these options was determined using the Black-Scholes option pricing model at the date of grant and capitalized as a cost of affiliation.

  PROFIT SHARING PLAN

     In 1997, the Company established a defined contribution 401(k) profit sharing plan for employees meeting certain employment requirements. Eligible employees may contribute amounts up to the lesser of 15% of their annual compensation or the maximum amount permitted under IRS regulations to their 401(k) account. The Company does not match any portion of employee contributions.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  INCOME TAXES

     The Company and its subsidiaries file a consolidated federal income tax return. Affiliated Practices file "short-period" federal returns through their respective acquisition dates and thereafter are included in the Company's consolidated return. The new practices established by the affiliating orthodontists file separate federal returns and are solely responsible for their tax liabilities on an ongoing basis.

     The amounts of consolidated federal and state income tax expense are as follows:

                                        YEAR ENDED DECEMBER
                                                31,
                                       ----------------------
                                          1997        1996
                                       ----------  ----------
Current:
     Federal.........................  $  298,361  $   --
     State...........................      52,652      --
                                       ----------  ----------
                                          351,013      --
                                       ----------  ----------
Deferred:
     Federal.........................      79,782      --
     State...........................       8,487      --
                                       ----------  ----------
                                           88,269      --
                                       ----------  ----------
                                       $  439,282  $   --
                                       ==========  ==========

     A reconciliation of total income tax expense to the amounts calculated by applying the federal statutory tax rate is as follows:

                                       YEAR ENDED DECEMBER 31,
                                       ------------------------
                                          1997         1996
                                       ----------  ------------
Tax at statutory rate................  $  393,382  $   (300,524)
Add (deduct):
     State income taxes..............      45,774       (26,516)
     Nondeductible expenses..........      27,166       --
     Valuation allowance.............     (27,040)      327,040
                                       ----------  ------------
Income tax expense...................  $  439,282  $    --
                                       ==========  ============

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of deferred income tax liabilities and assets are as follows:

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                            1997             1996
                                       ---------------  --------------
Deferred income tax liabilities:
     Property and equipment..........  $       (38,000) $     --
     Intangibles.....................      (14,718,642)       --
                                       ---------------  --------------
          Total deferred income tax
             liabilities.............      (14,756,642)       --
                                       ---------------  --------------
Deferred income tax assets:
     Estimated tax basis resulting
       from affiliation with founding
       practices.....................          300,000        --
     Bad debt reserves...............           26,220        --
     Accrued expenses................          186,039        --
     Net operating loss..............        --                327,040
     Less: valuation allowance.......         (300,000)       (327,040)
                                       ---------------  --------------
          Total deferred income tax
          assets.....................          212,259        --
                                       ---------------  --------------
          Net deferred income tax
          liabilities................  $   (14,544,383) $     --
                                       ===============  ==============

9.  EARNINGS PER SHARE

     Earnings per common and common equivalent share have been computed based on the weighted average number of shares outstanding. The following table reconciles the number of common shares outstanding with the number of common shares used in computing earnings per share:

                                        YEAR ENDED DECEMBER 31,
                                       -------------------------
                                           1997         1996
                                       ------------  -----------
Common shares outstanding............    13,156,966    3,347,084
Effect of using weighted average
  common shares outstanding during
  the period.........................    (5,025,061)      11,429
                                       ------------  -----------
Shares used in calculating basic
  earnings per share.................     8,131,905    3,358,513
Effect of shares issuable under stock
  option plans and warrant agreements
  based on the treasury stock
  method.............................       212,493      --
                                       ------------  -----------
Shares used in calculating diluted
  earnings per share.................     8,344,398    3,358,513
                                       ============  ===========

10.  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental disclosures of cash flow information are as follows:

                                        YEAR ENDED DECEMBER
                                                31,
                                       ---------------------
                                          1997       1996
                                       ----------  ---------
Interest paid during the period, net
  of capitalized interest............  $  279,313  $  --
Income taxes paid during the
  period.............................      --      $  --

     The Company acquired assets in capital lease transactions for $263,781 and $0 in 1997 and 1996, respectively.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.  COMMITMENTS AND CONTINGENCIES

     The Company has entered into various non-cancelable operating lease agreements, primarily for facilities and equipment utilized for operations. Rental expense under operating leases was $1,801,944 and $19,676 in 1997 and 1996, respectively. Minimum future annual lease payments under these agreements are as follows:

Year Ended December 31,
     1998............................  $  2,086,462
     1999............................     1,731,841
     2000............................     1,480,489
     2001............................     1,185,844
     2002............................       743,002
     Thereafter......................     1,215,345
                                       ------------
                                       $  8,442,983
                                       ============

     The Company has secured employment agreements with various officers and certain key employees of the Company. The agreements generally provide for the employee's annual base salary and bonus participation. The agreements also generally provide for one year non-competition agreements and severance payments of between one and three year's salary in the event the employee is terminated without cause.

     The Company carries a broad range of insurance coverage, including general liability, comprehensive property damage, workers' compensation, employers' liability, directors' and officers' liability and other coverage customary in the industry. The Company and the existing Affiliated Practices maintain professional liability insurance coverage on a claims-made basis. Such insurance provides coverage for claims asserted when the policy is in effect, regardless of when the events that caused the claim occurred.

12.  RELATED PARTY TRANSACTIONS

     In 1996, the Company entered into an agreement with TriCap Funding I, L.L.C. ("TriCap"), which is co-owned by a director of the Company, whereby TriCap agreed to provide $3 million to finance costs related to the IPO. The $3 million, to the extent expended, was repaid out of proceeds from the IPO, including interest at a rate of prime plus 25 basis points. The Company also entered into an agreement with TriCap during 1996 that provided for the payment to TriCap of a $500,000 financial advisory fee and the issuance to TriCap of warrants to purchase 180,000 shares of common stock with an exercise price of $7.00 per share, each upon the consummation of the IPO.

     The practice of a founding stockholder of the Company (the "Founding Stockholder") paid for certain costs and expenses on behalf of the Company prior to the consummation of the IPO. The amount payable to the Founding Stockholder's practice at December 31, 1996 was $30,444 and was included in accounts payable and accrued expenses in the accompanying balance sheet. This amount was repaid with the proceeds from the IPO.

13.  CONCENTRATIONS OF SERVICE FEE REVENUE

     For the year ended December 31, 1997, 14% of the Company's revenues were derived from one Affiliated Practice, which was the only Affiliated Practice that provided 10% or more of revenues. For the year ended December 31, 1997, 25% of the Company's revenues were derived from Affiliated Practices in Canada.

                    APPLE ORTHODONTIX, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14.  COMBINED PATIENT DATA

     Combined operating data for the Affiliated Practices for the period from initial affiliation through December 31, 1997 is as follows:

                                          PATIENT          CASH
                                         REVENUES      COLLECTIONS
                                        -----------    ------------
Practices participating under the
  Standard Contract..................   $14,891,945    $ 13,617,373
Practices participating under the
  Alternative Contract...............     4,095,918       3,982,313
Practices participating under flat
  fee agreements.....................     6,054,841       6,054,841
                                        -----------    ------------
                                        $25,042,704    $ 23,654,527
                                        ===========    ============

     Combined patient receivables, net of the Affiliated Practices as of December 31, 1997 is as follows:

Patient receivables..................  $  3,471,028
Unbilled patient receivables.........     3,443,896
Patient prepayments..................    (2,410,327)
                                       ------------
          Patient receivables, net of
             prepayments.............  $  4,504,597
                                       ============

15.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                          FIRST         SECOND        THIRD          FOURTH
                                         QUARTER       QUARTER       QUARTER        QUARTER
                                       ------------  ------------  ------------  --------------
1997
     Management service fee
       revenues......................  $    --       $  1,685,957  $  7,479,653  $   10,019,940
     Operating income (loss).........      (475,322)     (609,521)      873,995       1,433,698
     Net income (loss)...............      (475,322)     (192,962)      512,763         872,246
     Basic earnings (loss) per
       share.........................         (0.14)        (0.03)         0.05            0.07
     Diluted earnings (loss) per
       share.........................         (0.14)        (0.03)         0.05            0.07
1996
     Management service fee
       revenues......................  $    --       $    --       $    --       $     --
     Operating income (loss).........       --            --           (172,395)    (24,136,983)
     Net income (loss)...............       --            --           (172,395)    (24,136,983)
     Basic earnings (loss) per
       share.........................       --            --              (0.05)          (7.19)
     Diluted earnings (loss) per
       share.........................       --            --              (0.05)          (7.19)

16.  SUBSEQUENT EVENTS

     Since December 31, 1997, nine additional orthodontists have affiliated with the Company. Five of these orthodontists had established practices, and four agreed to join Affiliated Practices. The additional orthodontists in established practices operate four locations and generated historical patient revenue of $1.9 million for their most recently completed fiscal year. Prior patient revenue is not necessarily indicative of the level of patient revenue that these practices may be expected to generate in the future and is not necessarily indicative of the future Service Fees that the Company will receive in conjunction with these affiliations. Total consideration to these new orthodontists consisted of 149,799 shares of common stock and $819,490 of cash, assumed debt and deferred purchase price.

================================================================================
  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           --------------------------

         TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................     2
Risk Factors............................     5
The Company.............................    10
Price Range of Common Stock.............    11
Dividend Policy.........................    11
Selected Financial Data.................    12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    13
Business................................    18
Management..............................    28
Certain Transactions....................    34
Security Ownership of Certain Beneficial
  Owners and Management.................    35
Description of Capital Stock............    36
Shares Eligible for Future Sale.........    39
Plan of Distribution....................    41
Experts.................................    41
Additional Information..................    41
Index to Financial Statements...........   F-1

                                     [LOGO]

                            APPLE ORTHODONTIX, INC.

                                  COMMON STOCK

                           --------------------------
                                   PROSPECTUS
                           --------------------------

                                 MAY    , 1998

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

     Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made with respect to a person who is a director or officer at the time of such determination, (1) by the board of directors by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors, even though less than a quorum, or (3) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (4) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in
Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the operator deems appropriate.

     Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

     Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

RESTATED CERTIFICATE OF INCORPORATION

     The Restated Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

BYLAWS

     The Bylaws of the Company provide that the Company will indemnify and hold harmless any director or officer of the Company to the fullest extent permitted by applicable law, as in effect as of the date of the adoption of the Bylaws or to such greater extent as applicable law may thereafter permit, from and against all losses, liabilities, claims, damages, judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) whatsoever arising out of any event or occurrence related to the fact that such person is or was a director or officer of the Company, and further provide that the Company may, but is not required to, indemnify and hold harmless any employee or agent of the Company or a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise who is or was serving in such capacity at the written request of the Company; provided, however, that the Company is only required to indemnify persons serving as directors, officers, employees or agents of the Company for the expenses incurred in a proceeding if such person is a party to and is successful, on the merits or otherwise, in such proceeding, or if unsuccessful in the proceeding, but successful as to a matter in such proceeding, the expenses attributable to such matter; and provided further, that the Company may, but is not required to, indemnify such persons who are serving as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise at the written request of the Company for the expenses incurred in a proceeding if such person is a party to and is successful, on the merits or otherwise, in such proceeding. The Bylaws further provide that, in the event of any threatened, or pending action, suit or proceeding in which any of the persons referred to above is a party or is involved and that may give rise to a right of indemnification under the Bylaws, following written request by such person, the Company will promptly pay to such person amounts to cover expenses reasonably incurred by such person in such proceeding in advance of its final disposition upon the receipt by the Company of (i) a written undertaking executed by or on behalf of such person, providing that such person will repay the advance if it is ultimately determined that such person is not entitled to be indemnified by the Company as provided in the Bylaws and (ii) satisfactory evidence as to the amount of such expenses.

INSURANCE

     The Company maintains liability insurance for the benefit of its directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits.

        EXHIBIT
         NUMBER                                                  DESCRIPTION
------------------------  ------------------------------------------------------------------------------------------
          *3.1       --   Restated Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-22785)).
          *3.2       --   Bylaws (Incorporated herein by reference to Exhibit 3.2 of the Company's Registration
                          Statement on Form S-1 (Registration No. 333-22785)).
          *4.1       --   Form of certificate evidencing ownership of Common Stock of Apple Orthodontix, Inc.
                          (Incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement
                          on Form S-1 (Registration No. 333-22785)).
          *4.2       --   Form of Registration Rights Agreement (Incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-22785)).
          *4.3       --   Registration Rights Agreement among Apple Orthodontix, Inc., John G. Vondrak, D.D.S. and
                          TriCap Funding I, L.L.C. (Incorporated herein by reference to Exhibit 4.3 of the Company's
                          Registration Statement on Form S-1 (Registration No. 333-22785)).
          *4.4       --   Registration Rights Agreement between TriCap Partners, L.L.C. and Apple Orthodontix, Inc.
                          (Incorporated herein by reference to Exhibit 4.4 of the Company's Registration Statement
                          on Form S-1 (Registration No. 333-22785)).
           4.5       --   Amended Support Agreement among Apple Orthodontix, Inc., Apple Orthodontix of Canada, Inc.
                          and Texas Commerce Bank, National Association.
           4.6       --   Amended Voting and Exchange Agreement among Apple Orthodontix, Inc, Apple Orthodontix of
                          Canada, Inc. and Texas Commerce Bank, National Association.
          +5.1       --   Opinion of H. Steven Walton.
         *10.1       --   Apple Orthodontix, Inc. 1997 Stock Compensation Plan (Incorporated herein by reference to
                          Exhibit 10.2 of the Company's Registration Statement on Form S-1 (Registration No.
                          333-38817)).
         *10.2       --   Employment Agreement between Apple Orthodontix, Inc. and John G. Vondrak, D.D.S.
                          (Incorporated herein by reference to Exhibit 10.2 of the Company's Registration Statement
                          on Form S-1 (Registration No. 333-22785)).

                                      II-3

        EXHIBIT
         NUMBER                                                  DESCRIPTION
------------------------  ------------------------------------------------------------------------------------------
         *10.3       --   Employment Agreement between Apple Orthodontix, Inc. and Robert J. Syverson (Incorporated
                          herein by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1
                          (Registration No. 333-22785)).
         *10.4       --   Employment Agreement between Apple Orthodontix, Inc. and Michael W. Harlan (Incorporated
                          herein by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1
                          (Registration No. 333-22785)).
         *10.5       --   Employment Agreement between Apple Orthodontix, Inc. and W. Daniel Cook (Incorporated
                          herein by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1
                          (Registration No. 333-22785)).
         *10.6       --   Employment Agreement of H. Steven Walton (Incorporated herein by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 (Registration No. 333-22785)).
         *10.7       --   Amendment to Employment Agreement of H. Steven Walton (Incorporated herein by reference to
                          Exhibit 10.9 of the Company's Registration Statement on Form S-1 (Registration No.
                          333-38817)).
         *10.8       --   Second Amendment to Employment Agreement of H. Steven Walton (Incorporated herein by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated February 24,
                          1998).
         *10.9       --   Revolving Credit Facility with Texas Commerce Bank, National Association (Incorporated herein by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1
                          (Registration No. 333-38817)).
         *10.10      --   Form of Option Agreement for the Apple Orthodontix, Inc. 1997 Stock Compensation Plan
                          (Incorporated herein by reference to Exhibit 10.3 of the Company's Registration Statement
                          on Form S-1 (Registration No. 333-38817)).
         *10.11      --   Form of Service Agreement for Founding Affiliated Practices (Incorporated herein by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1
                          (Registration No. 333-22785)).
         *10.12      --   Form of Alternative Service Agreement for Founding Affiliated Practices (Incorporated
                          herein by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1
                          (Registration No. 333-22785)).
         *10.13      --   Form of Flat Fee Service Agreement for Founding Affiliated Practices (Incorporated herein by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1
                          (Registration No. 333-22785)).
         *10.14      --   First Amendment to Employment Agreement of Robert J. Syverson (Incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated February 24,
                          1998).
          21.1       --   Subsidiaries of the Registrant.
          23.1       --   Consent of Arthur Andersen LLP.
         +23.2       --   Consent of H. Steven Walton (included in Exhibit 5.1).
          24.1       --   Power of Attorney (included on the signature page of this Registration Statement).
          27.1       --   Financial Data Schedule.

------------
* Incorporated herein by reference as indicated.

+ Previously filed.

     (b)  Financial Statement Schedules.

          All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

     (c)  Report, opinion or appraisal.

          No report, opinion or appraisal is included in this Registration Statement because it is not applicable.

ITEM 22.  UNDERTAKINGS.

The undersigned registrant hereby undertakes as follows:

     (a)  The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

     Date:  May 7, 1998.

                                          APPLE ORTHODONTIX, INC.

                                          By:       /s/ JOHN G. VONDRAK
                                                   JOHN G. VONDRAK, D.D.S.
                                               CHAIRMAN OF THE BOARD AND CHIEF
                                                    EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Michael W. Harlan and W. Daniel Cook, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AND ON MAY 7, 1998.

                  NAME                                            CAPACITY
----------------------------------------  --------------------------------------------------------
           /s/JOHN G. VONDRAK             Chairman of the Board and Chief Executive
        JOHN G. VONDRAK, D.D.S.             Officer (Principal Executive Officer)

          /s/MICHAEL W. HARLAN            Vice President and Chief Financial
           MICHAEL W. HARLAN                Officer (Principal Financial and Accounting Officer)

           /s/W. DANIEL COOK              Director
             W. DANIEL COOK

          /s/ROBERT L. BREWTON            Director
           ROBERT L. BREWTON

         /s/ROD L. CROSBY, JR.            Director
           ROD L. CROSBY, JR.

          /s/RICHARD J. MARXEN            Director
           RICHARD J. MARXEN

         /s/WILLIAM W. SHERRILL           Director
          WILLIAM W. SHERRILL

        /s/CLYDE C. WADDELL, JR.          Director
         CLYDE C. WADDELL, JR.

                                      II-7